                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934


                           For the month of May, 2005

                    CHINA SOUTHERN AIRLINES COMPANY LIMITED
                (Translation of registrant's name into English)

                          Baiyun International Airport
                     Guangzhou, People's Republic of China
                    (Address of principal executive offices)


            (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

            Form 20-F.      X                Form 40-F.
                      ------------                      ------------

            (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                        Yes.                 No.      X
                            -------------       --------------

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

         China Southern Airlines Company Limited (the "Company") on May 30, 2005 distributed its Circular regarding a major transaction and a very substantial acquisition of the Company, together with the Supplemental Form of Proxy for Annual General Meeting, in English and Chinese to its shareholders. A copy of each of the documents is included in this Form 6-K of the Company.

--------------------------------------------------------------------------------
        THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION
--------------------------------------------------------------------------------

IF YOU ARE IN ANY DOUBT as to any aspect of this circular, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

IF YOU HAVE SOLD OR TRANSFERRED all your shares of China Southern Airlines Company Limited, you should at once hand this circular to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or the transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss however arising from or in reliance upon the whole or any part of the contents of this circular.
--------------------------------------------------------------------------------
[LOGO]                       [CHINESE CHARACTERS]

                    CHINA SOUTHERN AIRLINES COMPANY LIMITED

               (a joint stock limited company incorporated in the People's Republic of China with limited liability)

                               (STOCK CODE: 1055)



                                MAJOR TRANSACTION

                                       AND

                          VERY SUBSTANTIAL ACQUISITION

--------------------------------------------------------------------------------
A supplemental notice of the 2004 annual general meeting of China Southern Airlines Company Limited (the "Company") to be held at the headquarters of the Company at No. 278, Ji Chang Road, Guangzhou, Guangdong Province, the People's Republic of China on 15 June, 2005 at 9:00 a.m. is set out on pages 82 to 84 of this circular. If you are not able to attend and/or vote at the annual general meeting, you are strongly urged to complete the accompanying supplemental form of proxy in accordance with the instructions printed thereon and return it to the Company's branch share registrar in Hong Kong, Hong Kong Registrars Limited, at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong as soon as possible and in any event not later than 48 hours before the time appointed for the holding of the annual general meeting or any adjournment thereof. Completion and return of the supplemental form of proxy will not preclude you from attending and voting at the meeting or any adjourned meeting should you so wish.

                                                                    27 May, 2005

--------------------------------------------------------------------------------
                                    CONTENTS
--------------------------------------------------------------------------------

                                                                           Page

DEFINITIONS                                                                   1

LETTER FROM THE BOARD

  1.   INTRODUCTION                                                           3

  2.   THE AIRBUS AIRCRAFT ACQUISITION AGREEMENT                              4

  3.   THE BOEING AIRCRAFT ACQUISITION AGREEMENT                              6

  4.   PROSPECTS                                                              7

  5.   RECOMMENDATIONS                                                        8

  6.   AGM                                                                    8

  7.   ADDITIONAL INFORMATION                                                 8

APPENDIX I   - FINANCIAL INFORMATION OF THE GROUP                             9

APPENDIX II  - GENERAL INFORMATION                                           74

SUPPLEMENTAL NOTICE OF THE 2004 ANNUAL GENERAL MEETING                       82

--------------------------------------------------------------------------------
                                   DEFINITIONS
--------------------------------------------------------------------------------

     In this circular, the following expressions have the following meanings, unless the context requires otherwise:


"AGM"                                   the annual general meeting of the
                                        Company to be held on 15 June, 2005
                                        to approve, among other things, the
                                        Airbus Aircraft Acquisition
                                        Agreement, the Boeing Aircraft
                                        Acquisition Agreement and the Transactions

"Airbus"                                Airbus SNC, a company incorporated in Toulouse

"Airbus Aircraft"                       five new A380 aircraft

"Airbus Aircraft Acquisition            the aircraft acquisition agreement dated 21 April, 2005
  Agreement"                            pursuant to which the Company and SAIETC agreed to
                                        acquire and Airbus agreed to sell the Airbus Aircraft

"Airbus Transaction"                    the acquisition of Airbus Aircraft under the Airbus
                                        Aircraft Acquisition Agreement

"ATK"                                   available tonne kilometre

"Board"                                 the board of Directors

"Boeing"                                The Boeing Company, a company incorporated in the
                                        State of Delaware of the United States of America

"Boeing Aircraft"                       12 new B737-700 aircraft and 33 new B737-800 aircraft


"Boeing Aircraft Acquisition            the aircraft acquisition agreement dated 29 April, 2005
  Agreement"                            pursuant to which the Company and Xiamen Airlines
                                        have agreed to acquire and Boeing has agreed to sell the
                                        Boeing Aircraft

"Boeing Transaction"                    the acquisition of Boeing Aircraft under the Boeing
                                        Aircraft Acquisition Agreement

"Company"                               China Southern Airlines Company
                                        Limited, a joint stock company
                                        incorporated in the PRC with limited
                                        liability and the H shares of which
                                        are listed on the Stock Exchange

"CSAHC"                                 China Southern Air Holding Company

"Director(s)"                           director(s) of the Company



--------------------------------------------------------------------------------
                                   DEFINITIONS
--------------------------------------------------------------------------------


"Group"                                 the Company and its subsidiaries

"Hong Kong"                             the Hong Kong Special Administrative Region of the
                                        PRC

"Latest Practicable Date"               20 May, 2005, being the latest practicable date prior
                                        to the printing of this circular for ascertaining
                                        certain information contained herein

"Listing Rules"                         the Rules Governing the Listing of Securities on the
                                        Stock Exchange

"PRC"                                   the People's Republic of China (other than, for the
                                        purpose of this circular only, Hong Kong, Macau and
                                        Taiwan)

"SAIETC                                 Southern Airlines (Group) Import and Export Trading
                                        Company

"SFO"                                   Securities and Futures Ordinance (Chapter 571 of the
                                        Laws of Hong Kong)

"Stock Exchange"                        The Stock Exchange of Hong Kong Limited

"Supervisor(s)"                         supervisor(s) of the Company

"Transactions"                          the Airbus Transaction and the Boeing Transaction

"Xiamen Airlines"                       Xiamen Airlines Company Limited, a limited liability
                                        company incorporated in the PRC and a subsidiary (as
                                        defined in the Listing Rules) of the Company

--------------------------------------------------------------------------------
                             LETTER FROM THE BOARD
--------------------------------------------------------------------------------
[LOGO]                       [CHINESE CHARACTERS]

                    CHINA SOUTHERN AIRLINES COMPANY LIMITED

               (a joint stock limited company incorporated in the People's Republic of China with limited liability)

                               (STOCK CODE: 1055)


DIRECTORS:                                                      REGISTERED ADDRESS:
                                                                Guangzhou Economic and
EXECUTIVE DIRECTORS                                                 Technology Development Zone
Liu Shao Yong (Chairman of the Board of Directors)              Guangdong Province
Liu Ming Qi (Vice Chairman of the Board of Directors)           PRC
Peng An Fa (Director)
Wang Quan Hua (Director)                                        PRINCIPAL PLACE OF BUSINESS
Zhao Liu An (Director)                                             IN HONG KONG:
Zhou Yong Qian (Director)                                       Unit B1, 9th Floor
Si Xian Min (Director, President)                               United Centre
Zhou Yong Jin (Director)                                        95 Queensway
Xu Jie Bo (Director, Chief Financial Officer,                   Hong Kong
  Vice President)
Wu Rong Nan (Director)

INDEPENDENT NON-EXECUTIVE DIRECTORS
Simon To
Peter Lok
Wei Ming Hai
Wang Zhi
Sui Guang Jun

SUPERVISORS
Sun Xiao Yi (Chairman of the Supervisory Committee)
Yang Guang Hua (Supervisor)
Yang Yi Hua (Supervisor)

                                                                    27 May, 2005


To the Shareholders

Dear Sir or Madam,


                                MAJOR TRANSACTION
                                       AND
                          VERY SUBSTANTIAL ACQUISITION

1.   INTRODUCTION


     On 21 April, 2005, the Board announced that on the same date, the Company entered into the Airbus Aircraft Acquisition Agreement with Airbus and SAIETC for the purpose of acquiring five A380 aircraft from Airbus.

--------------------------------------------------------------------------------
                              LETTER FROM THE BOARD
--------------------------------------------------------------------------------


     The Airbus Transaction constitutes a major transaction of the Company under the Listing Rules.

     On 10 May, 2005, the Board announced that, with the approval of the Board, the Company and Xiamen Airlines entered into the Boeing Aircraft Acquisition Agreement with Boeing for the purpose of acquiring 12 B737-700 aircraft and 33 B737-800 aircraft (15 of which are bought by Xiamen Airlines) on 29 April, 2005.

     The Boeing Transaction constitutes a very substantial acquisition of the Company under the Listing Rules.

     The purpose of this circular is to set out further details of the Transactions.

2.   THE AIRBUS AIRCRAFT ACQUISITION AGREEMENT

     (1)  DATE


          21 April, 2005



     (2)  PARTIES



          (a) The Company, as the purchaser. The principal business activity of the Company is that of civil aviation.



          (b) Southern Airlines (Group) Import and Export Trading Company as the import agent. The principal business activity of SAIETC is that of the import and export of aircraft and aviation equipment. SAIETC is wholly owned by CSAHC, the controlling shareholder of the Company, holding approximately 50.30% equity interest in the Company as of the Latest Practicable Date. SAIETC is therefore a connected person of the Company under the Listing Rules.



          (c) Airbus SNC, a company incorporated in Toulouse, as the vendor. The principal business activity of Airbus is that of aircraft manufacturing. To the best of the Directors' knowledge, information and belief, having made all reasonable enquiry, each of Airbus and its ultimate beneficial owner is a third party independent of the Company and the connected persons (as defined in the Listing Rules) of the Company, and is not a connected person of the Company.



     (3)  AIRCRAFT TO BE ACQUIRED


          Five new Airbus A380 aircraft.

--------------------------------------------------------------------------------
                              LETTER FROM THE BOARD
--------------------------------------------------------------------------------

     (4)  CONSIDERATION


     According to the information provided by Airbus, the market price of an A380 aircraft is approximately US$272.6 million. The aggregate consideration for the Airbus Aircraft, which is payable wholly in cash by the Company to Airbus and determined after arm's length negotiation between the parties, is lower than the market price as provided by Airbus.

     No consideration is payable under the Airbus Aircraft Acquisition Agreement by the Company to SAIETC.

     (5)  PAYMENT AND DELIVERY TERMS


     The aggregate consideration for the acquisition of Airbus Aircraft is payable by cash in instalments. The Airbus Aircraft will be delivered in stages to the Company through the years 2007 to 2010.

     (6)  FUNDING

     The Airbus Transaction will be wholly funded through commercial loans by commercial banks. Such commercial banks are not and will not be connected persons (as defined in the Listing Rules) of the Company. As of the date hereof, the Company has not entered into any agreement with any of these commercial banks for financing the Airbus Transaction.

     (7)  REASONS FOR THE AIRBUS TRANSACTION


     As stated in the announcement of the Company dated 21 April, 2005, the Directors believe that the acquisition of the Airbus Aircraft will further improve the operating capacity of the Company, enhance its abilities to provide premium services to its customers, and raise its ability to compete significantly in the industry. Therefore, the Directors believe that the terms of the Airbus Aircraft Acquisition Agreement are fair and reasonable and in the interests of the shareholders of the Company as a whole.

     (8)  IMPLICATIONS UNDER THE LISTING RULES

     As the relevant percentage ratio for the Airbus Transaction with regards to the Consideration Test under Rule 14.07 of the Listing Rules is above 25%, but less than 100%, the Airbus Transaction constitutes a major transaction under the Listing Rules and is therefore subject to approval by the Company's shareholders under Rule 14.40 of the Listing Rules.

     CSAHC and its associates are required to abstain from voting in respect of the proposed resolution to approve the Airbus Transaction.

--------------------------------------------------------------------------------
                              LETTER FROM THE BOARD
--------------------------------------------------------------------------------

3.   THE BOEING AIRCRAFT ACQUISITION AGREEMENT

     (1)  DATE


          29 April, 2005



     (2)  PARTIES



          (a) The Company, as the purchaser. The principal business activity of the Company is that of civil aviation.



          (b) Xiamen Airlines Company Limited, as the purchaser. The principal business activity of Xiamen Airlines is that of civil aviation. Under the Listing Rules, Xiamen Airlines is a subsidiary of the Company.



          (c) The Boeing Company, a company incorporated in the State of Delaware of the United States of America, as the vendor. The principal business activity of Boeing is that of aircraft manufacturing. To the best of the Directors' knowledge, information and belief, having made all reasonable enquiry, each of Boeing and its ultimate beneficial owners is a third party independent of the Company and the connected persons (as defined in the Listing Rules) of the Company, and is not a connected person of the Company.



     (3)  AIRCRAFT TO BE ACQUIRED BY THE COMPANY



          12 new B737-700 aircraft and 18 new B737-800 aircraft.



     (4)  AIRCRAFT TO BE ACQUIRED BY XIAMEN AIRLINES



          15 new B737-800 aircraft.



     (5)  CONSIDERATION



          According to the information provided by Boeing, the market price of a B737-700 aircraft is in the range of US$50.5 million to US$59 million, and the market price of a B737-800 aircraft is in the range of US$61.5 million to US$69.5 million. The aggregate consideration for the Boeing Aircraft, which is payable wholly in cash and determined after arm's length negotiation between the parties, is lower than the market price as provided by Boeing.



     (6)  PAYMENT AND DELIVERY TERMS

          The aggregate consideration for the acquisition of Boeing Aircraft is payable by cash in instalments. The Boeing Aircraft will be delivered in stages to the Company and Xiamen Airlines through the years 2006 to 2008.

--------------------------------------------------------------------------------
                              LETTER FROM THE BOARD
--------------------------------------------------------------------------------

     (7)  FUNDING

          The Boeing Transaction will be wholly funded through commercial loans by commercial banks. Such commercial banks are not and will not be connected persons (as defined in the Listing Rules) of the Company. As of the date hereof, neither the Company nor Xiamen Airlines has entered into any agreement with any of these commercial banks for financing the Boeing Transaction.

     (8)  REASONS FOR THE BOEING TRANSACTION

          As stated in the announcement of the Company dated 10 May, 2005, the Directors believe that the acquisition of the Boeing Aircraft will further increase the transportation capacity of the aircraft fleet of the Company and Xiamen Airlines, as a result of which the ATK of the fleet will be raised by 15%. This will in turn improve the operating capacity of the Company and Xiamen Airlines, and enhance their abilities to provide premium services to their customers and to compete significantly in the industry. Therefore, the Directors believe that the terms of the Boeing Aircraft Acquisition Agreement are fair and reasonable and in the interests of the shareholders of the Company as a whole.

     (9)  IMPLICATIONS UNDER THE LISTING RULES

          As the relevant percentage ratio for the Boeing Transaction with regards to the Consideration Test under Rule 14.07 of the Listing Rules is above 100%, the Boeing Transaction constitutes a very substantial acquisition under the Listing Rules and is therefore subject to approval by the Company's shareholders under Rule 14.49 of the Listing Rules.

          None of the shareholders of the Company is required to abstain from voting in respect of the proposed resolution to approve the Boeing Transaction.

4.   PROSPECTS

     As disclosed in the 2004 annual report of the Company dated 25 April, 2004, for the period from 1 January, 2004 to 31 December, 2004, the demand in the PRC civil aviation market sustained the growth trend from the second half of 2003. As a result, the Group recorded a year-on-year growth of more than 37% in total operating revenue, marking a breakthrough achievement in the Group's history.

--------------------------------------------------------------------------------
                              LETTER FROM THE BOARD
--------------------------------------------------------------------------------

     2005 is expected to be a year of challenge for the Group. While managing the integrated operations of the Group after the acquisition of operations and assets of China Northern Airlines Company and Xinjiang Airlines Company, the Group will also face increasing competition due to increasing supply in flight capacity in the PRC aviation market. Instabilities in the world economy and in global politics continued to drive up the prices of aviation fuel in the international market. However, as an airline in the PRC, the options available to the Group to control the costs of aviation fuel were limited. As such, the high aviation fuel price exerted immense pressure on the operating expenses of the Group.

5.   RECOMMENDATIONS

     The Board recommends the shareholders of the Company to vote in favour of the ordinary resolutions to be proposed at the AGM in respect of the Airbus Aircraft Acquisition Agreement, the Boeing Aircraft Acquisition Agreement and the Transactions contemplated under those agreements.

6.   AGM

     Set out on pages 82 to 84 is a supplemental notice convening the AGM to be held at the headquarters of the Company at No. 278, Ji Chang Road, Guangzhou, Guangdong Province, the PRC on 15 June, 2005 at 9:00 a.m. If you are not able to attend and/or vote at the AGM, you are strongly urged to complete the accompanying supplemental form of proxy in accordance with the instructions printed thereon and return it to the Company's branch share registrar in Hong Kong, Hong Kong Registrars Limited, at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong as soon as possible and in any event not later than 48 hours before the time appointed for the holding of the AGM or any adjournment thereof. Completion and return of the supplemental form of proxy will not preclude you from attending and voting at the meeting or any adjourned meeting should you so wish.

7.   ADDITIONAL INFORMATION

     Your attention is drawn to the financial and general information set out in the annual report of the Company for the period from 1 January, 2004 to 31 December, 2004 and the information set out in the appendices to this circular.


                                                           By Order of the Board
                                                               LIU SHAO YONG
                                                                 Chairman

--------------------------------------------------------------------------------
APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP
--------------------------------------------------------------------------------

I    SUMMARY OF FINANCIAL STATEMENTS

     The following consolidated income statements of the Company for each of the three years ended 31 December, 2004 and the consolidated balance sheets of the Company as at 31 December 2004, 2003 and 2002 are derived from the audited financial statements of the Company prepared under International Financial Reporting Standards. All such financial information should be read in conjunction with the audited consolidated financial statements and accompanying notes, which are included in the Company's annual reports. The audited financial statements of the Company for the year ended 31 December, 2004, as extracted from the Company's 2004 annual report, are set out in part II of this Appendix I.

--------------------------------------------------------------------------------
APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP
--------------------------------------------------------------------------------

CONSOLIDATED INCOME STATEMENTS

For each of the three years ended 31 December, 2004


                                                               2004                2003             2002
                                                        -----------         -----------      -----------
                                                        RMB million         RMB million      RMB million

Operating revenue:
  Traffic revenue                                            23,344              16,965           17,482
  Other operating revenue                                       630                 505              537
                                                           --------            --------          -------

Total operating revenue                                      23,974              17,470           18,019
                                                           --------            --------          -------

Operating expenses:
  Flight operations                                          10,418               7,070            6,733
  Maintenance                                                 3,459               2,589            2,333
  Aircraft and traffic servicing                              3,503               2,767            2,511
  Promotion and sales                                         1,940               1,480            1,500
  General and administrative                                  1,323               1,053            1,060
  Depreciation and amortisation                               2,413               2,038            1,840
  Other                                                           9                  17               16
                                                           --------            --------          -------

Total operating expenses                                     23,065              17,014           15,993
                                                           --------            --------          -------

Operating profit                                                909                 456            2,026
                                                           --------            --------          -------

Non-operating income/(expenses):
  Interest income                                                22                  13               52
  Interest expense                                             (691)               (824)            (959)
  Share of associates' results                                   12                  48               37
  Share of jointly controlled entities' results                  (5)                (39)              (3)
  (Loss)/gain on disposal of property, plant
     and equipment                                               (1)                (22)             171
  Exchange loss, net                                            (59)               (164)            (176)
  Other, net                                                     46                  21               (9)
                                                           --------            --------          -------

Total net non-operating expenses                               (676)               (967)            (887)
                                                           --------            --------          -------

Profit/(loss) before taxation and minority
  interests                                                     233                (511)           1,139
Income tax (expense)/credit                                     (78)                324             (398)
                                                           --------            --------          -------

Profit/(loss) before minority interests                         155                (187)             741
Minority interests                                             (203)               (171)            (165)
                                                           --------            --------          -------

(Loss)/profit attributable to shareholders                      (48)               (358)             576
                                                           ========            ========          =======

Basic (loss)/earnings per share                            RMB(0.01)           RMB(0.09)         RMB0.17
                                                           ========            ========          =======

--------------------------------------------------------------------------------
APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP
--------------------------------------------------------------------------------


CONSOLIDATED BALANCE STATEMENTS

For each of the three years ended 31 December, 2004


                                                             2004                2003              2002
                                                      -----------         -----------       -----------
                                                      RMB million         RMB million       RMB million

NON-CURRENT ASSETS
Property, plant and equipment                              46,841              28,536            26,921
Construction in progress                                      565               1,630               661
Lease prepayments                                             346                 349               202
Interest in associates                                        429                 422               692
Interest in jointly controlled entities                       782                 731               462
Other investments                                             272                 204               202
Lease and equipment deposits                                5,397               2,933             2,147
Deferred expenditure                                          316                 249               283
Long-term receivables                                          15                   6                12
                                                          -------             -------           -------

                                                           54,963              35,060            31,582
                                                          -------             -------           -------

CURRENT ASSETS
Short-term investments                                        683                   -                 -
Inventories                                                 1,302                 544               546
Trade receivables                                           1,203                 834               672
Other receivables                                             616                 296               372
Prepaid expenses and other assets                             378                 248               245
Cash and cash equivalents                                   3,083               2,080             3,771
                                                          -------             -------           -------

                                                            7,265               4,002             5,606
                                                          -------             -------           -------

CURRENT LIABILITIES
Bank and other loans                                       11,518               7,097             5,241
Obligations under finance leases                            2,144               1,298             1,567
Amounts due to related companies                            2,330                 929               525
Trade payables                                              1,554                 928               532
Bills payable                                                 136                 438             1,300
Sales in advance of carriage                                  874                 466               391
Accrued expenses                                            4,551               2,528             2,341
Other liabilities                                           2,974               1,020               647
Taxes payable                                                  39                  90                78
                                                          -------             -------           -------

                                                           26,120              14,794            12,622
                                                          -------             -------           -------

NET CURRENT LIABILITIES                                   (18,855)            (10,792)           (7,016)
                                                          -------             -------           -------

TOTAL ASSETS LESS CURRENT LIABILITIES                      36,108              24,268            24,566
                                                          -------             -------           -------


--------------------------------------------------------------------------------
APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP
--------------------------------------------------------------------------------




                                                             2004                2003              2002
                                                      -----------         -----------       -----------
                                                      RMB million         RMB million       RMB million

LONG TERM LIABILITIES AND DEFERRED ITEMS
Bank and other loans                                       11,935               4,522             5,835
Obligations under finance leases                            9,599               5,543             6,632
Provision for major overhauls                                 284                 189               142
Deferred credits                                              100                  47                48
Deferred tax liabilities                                      287                 398               779
                                                          -------             -------           -------

                                                           22,205              10,699            13,436
                                                          -------             -------           -------

                                                           13,903              13,569            11,130
                                                          =======             =======           =======

REPRESENTING:
SHARE CAPITAL                                               4,374               4,374             3,374
RESERVES                                                    7,474               7,522             6,239
                                                          -------             -------           -------

SHAREHOLDERS' EQUITY                                       11,848              11,896             9,613

MINORITY INTERESTS                                          2,055               1,673             1,517
                                                          -------             -------           -------
                                                           13,903              13,569            11,130
                                                          =======             =======           =======

--------------------------------------------------------------------------------
APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP
--------------------------------------------------------------------------------


II   FINANCIAL STATEMENTS OF THE COMPANY FOR THE YEAR ENDED 31 DECEMBER, 2004


CONSOLIDATED INCOME STATEMENT

For the year ended 31 December, 2004
(Prepared under International Financial Reporting Standards)
(Expressed in Renminbi)

                                                        Note                  2004                 2003
                                                        ----           -----------          -----------
                                                                       RMB million          RMB million
Operating revenue:
   Traffic revenue                                                          23,344               16,965
   Other operating revenue                                                     630                  505
                                                                          --------             --------

Total operating revenue                                  3                  23,974               17,470
                                                                          --------             --------

Operating expenses:
   Flight operations                                                        10,418                7,070
   Maintenance                                                               3,459                2,589
   Aircraft and traffic servicing                                            3,503                2,767
   Promotion and sales                                                       1,940                1,480
   General and administrative                                                1,323                1,053
   Depreciation and amortisation                                             2,413                2,038
   Other                                                                         9                   17
                                                                          --------             --------

Total operating expenses                                 4                  23,065               17,014
                                                                          --------             --------

Operating profit                                                               909                  456
                                                                          --------             --------

Non-operating income/(expenses):
   Interest income                                                              22                   13
   Interest expense                                      4                    (691)                (824)
   Share of associates' results                                                 12                   48
   Share of jointly controlled entities' results         14                     (5)                 (39)
   Loss on disposal of property, plant and
      equipment                                          5                      (1)                 (22)
   Exchange loss, net                                                          (59)                (164)
   Other, net                                                                   46                   21
                                                                          --------             --------

Total net non-operating expenses                                              (676)                (967)
                                                                          --------             --------

Profit/(loss) before taxation and minority interests     4                     233                 (511)
Income tax (expense)/credit                              7                     (78)                 324
                                                                          --------             --------

Profit/(loss) before minority interests                                        155                 (187)
Minority interests                                                            (203)                (171)
                                                                          --------             --------

Loss attributable to shareholders                                              (48)                (358)
                                                                          ========             ========

Basic loss per share                                     9                RMB(0.01)            RMB(0.09)
                                                                          ========             ========


The notes on pages 20 to 61 form part of these financial statements.

--------------------------------------------------------------------------------
APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP
--------------------------------------------------------------------------------


CONSOLIDATED BALANCE SHEET

As at 31 December, 2004
(Prepared under International Financial Reporting Standards)
(Expressed in Renminbi)



                                                        Note                    2004               2003
                                                        ----             -----------        -----------
                                                                         RMB million        RMB million

NON-CURRENT ASSETS

Property, plant and equipment                            10                   46,841             28,536
Construction in progress                                 11                      565              1,630
Lease prepayments                                                                346                349
Interest in associates                                   13                      429                422
Interest in jointly controlled entities                  14                      782                731
Other investments                                        15                      272                204
Lease and equipment deposits                                                   5,397              2,933
Deferred expenditure                                     16                      316                249
Long-term receivables                                                             15                  6
                                                                             -------            -------

                                                                              54,963             35,060
                                                                             -------            -------

CURRENT ASSETS
Short-term investments                                   15                      683                  -
Inventories                                              18                    1,302                544
Trade receivables                                        19                    1,203                834
Other receivables                                                                616                296
Prepaid expenses and other assets                                                378                248
Cash and cash equivalents                                20                    3,083              2,080
                                                                             -------            -------

                                                                               7,265              4,002
                                                                             -------            -------

CURRENT LIABILITIES
Bank and other loans                                     21                   11,518              7,097
Obligations under finance leases                         22                    2,144              1,298
Amounts due to related companies                         23                    2,330                929
Trade payables                                           24                    1,554                928
Bills payable                                                                    136                438
Sales in advance of carriage                                                     874                466
Accrued expenses                                                               4,551              2,528
Other liabilities                                                              2,974              1,020
Taxes payable                                                                     39                 90
                                                                             -------            -------

                                                                              26,120             14,794
                                                                             -------            -------

NET CURRENT LIABILITIES                                                      (18,855)           (10,792)
                                                                             -------            -------

TOTAL ASSETS LESS CURRENT LIABILITIES                                         36,108             24,268
                                                                              ------             ------


The notes on pages 20 to 61 form part of these financial statements.

--------------------------------------------------------------------------------
APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP
--------------------------------------------------------------------------------

CONSOLIDATED BALANCE SHEET (CONT'D)

As at 31 December, 2004
(Prepared under International Financial Reporting Standards)
(Expressed in Renminbi)


                                                        Note                    2004               2003
                                                        ----             -----------        -----------
                                                                         RMB million        RMB million

LONG TERM LIABILITIES AND DEFERRED ITEMS
Bank and other loans                                     21                   11,935              4,522
Obligations under finance leases                         22                    9,599              5,543
Provision for major overhauls                            25                      284                189
Deferred credits                                                                 100                 47
Deferred tax liabilities                                 17                      287                398
                                                                             -------            -------

                                                                              22,205             10,699
                                                                             -------            -------

                                                                              13,903             13,569
                                                                             =======            =======

REPRESENTING:
SHARE CAPITAL                                            26                    4,374              4,374
RESERVES                                                 27                    7,474              7,522
                                                                             -------            -------

SHAREHOLDERS' EQUITY                                                          11,848             11,896
MINORITY INTERESTS                                                             2,055              1,673
                                                                             -------            -------

                                                                              13,903             13,569
                                                                             =======            =======


Approved and authorised for issue by the board of directors on 25 April, 2005.



 LIU SHAO YONG                  SI XIAN MIN                        XU JIE BO
   Director                      Director                          Director


The notes on pages 20 to 61 form part of these financial statements.

--------------------------------------------------------------------------------
APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP
--------------------------------------------------------------------------------


BALANCE SHEET

As at 31 December, 2004
(Prepared under International Financial Reporting Standards)
(Expressed in Renminbi)

                                                        Note                    2004               2003
                                                        ----             -----------        -----------
                                                                         RMB million        RMB million

NON-CURRENT ASSETS

Property, plant and equipment                            10                   39,254             22,610
Construction in progress                                 11                      232              1,532
Lease prepayments                                                                128                116
Interest in subsidiaries                                 12                    2,149              1,446
Interest in associates                                   13                      296                287
Interest in jointly controlled entities                  14                      636                564
Other investments                                        15                      167                107
Lease and equipment deposits                                                   4,674              2,229
Deferred expenditure                                     16                      305                241
Deferred tax assets                                      17                       51                  -
                                                                             -------            -------

                                                                              47,892             29,132
                                                                             -------            -------

CURRENT ASSETS
Short-term investments                                   15                      502                  -
Inventories                                              18                      999                213
Trade receivables                                        19                    1,035                683
Other receivables                                                                391                222
Prepaid expenses and other assets                                                289                183
Cash and cash equivalents                                20                    2,302              1,405
                                                                             -------            -------

                                                                               5,518              2,706
                                                                             -------            -------

CURRENT LIABILITIES
Bank and other loans                                     21                   10,161              5,959
Obligations under finance leases                         22                    2,144              1,298
Amounts due to related companies                         23                    2,278                871
Trade payables                                           24                    1,320                746
Bills payable                                                                    136                438
Sales in advance of carriage                                                     806                406
Accrued expenses                                                               3,733              1,628
Other liabilities                                                              2,467                854
Taxes payable                                                                      -                 48
                                                                             -------            -------

                                                                              23,045             12,248
                                                                             -------            -------

NET CURRENT LIABILITIES                                                      (17,527)            (9,542)
                                                                             -------            -------

TOTAL ASSETS LESS CURRENT LIABILITIES                                         30,365             19,590
                                                                             -------            -------

The notes on pages 20 to 61 form part of these financial statements.

--------------------------------------------------------------------------------
APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP
--------------------------------------------------------------------------------

BALANCE SHEET (CONT'D)

As at 31 December, 2004
(Prepared under International Financial Reporting Standards)
(Expressed in Renminbi)



                                                         Note                   2004              2003
                                                         ----            -----------       -----------
                                                                         RMB million       RMB million


NON-CURRENT LIABILITIES AND DEFERRED ITEMS
Bank and other loans                                     21                   10,540              3,670
Obligations under finance leases                         22                    9,599              5,543
Provision for major overhauls                            25                      186                131
Deferred credits                                                                  60                  7
Deferred tax liabilities                                 17                        -                 90
                                                                             -------            -------

                                                                              20,385              9,441
                                                                             -------            -------

                                                                               9,980             10,149
                                                                             =======            =======

REPRESENTING:
SHARE CAPITAL                                            26                    4,374              4,374
RESERVES                                                 27                    5,606              5,775
                                                                             -------            -------

SHAREHOLDERS' EQUITY                                                           9,980             10,149
                                                                             =======            =======


Approved and authorised for issue by the board of directors on 25 April, 2005.



 LIU SHAO YONG                   SI XIAN MIN                         XU JIE BO
   Director                       Director                           Director

The notes on pages 20 to 61 form part of these financial statements.

--------------------------------------------------------------------------------
APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP
--------------------------------------------------------------------------------


CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY


For the year ended 31 December, 2004
(Prepared under International Financial Reporting Standards)
(Expressed in Renminbi)

                                        SHARE         SHARE         OTHER      RETAINED
                                      CAPITAL       PREMIUM       PREMIUM      EARNINGS           TOTAL
                                  -----------   -----------   -----------   -----------     -----------
                                  RMB million   RMB million   RMB million   RMB million     RMB million


At 1 January, 2003                      3,374         3,684           586         1,969           9,613
Issue of A Shares (Note 26)             1,000         1,641             -             -           2,641
Loss for the year                           -             -             -          (358)           (358)
Appropriations to reserves                  -             -            25           (25)              -
                                       ------        ------         -----        ------          ------

At 31 December, 2003                    4,374         5,325           611         1,586          11,896
                                       ======        ======         =====        ======          ======

At 1 January, 2004                      4,374         5,325           611         1,586          11,896
Loss for the year                           -             -             -           (48)            (48)
Appropriations to reserves                  -             -            61           (61)              -
                                       ------        ------         -----        ------          ------

At 31 December, 2004                    4,374         5,325           672         1,477          11,848
                                       ======        ======         =====        ======          ======


The notes on pages 20 to 61 form part of these financial statements.

--------------------------------------------------------------------------------
APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP
--------------------------------------------------------------------------------


CONSOLIDATED CASH FLOW STATEMENT

For the year ended 31 December, 2004
(Prepared under International Financial Reporting Standards)
(Expressed in Renminbi)


                                                               Note              2004              2003
                                                               ----       -----------       -----------
                                                                          RMB million       RMB million

Cash inflows from operations                                     34(a)          4,555             3,075
  Interest received                                                                22                13
  Interest paid                                                                  (754)             (924)
  Income tax paid                                                                (227)              (35)
                                                                               ------            ------

Net cash inflows from operating activities                                      3,596             2,129
                                                                               ------            ------

Investing activities:
  Proceeds from disposal of property,
     plant and equipment                                                           47                57
  Dividends received from associates                                               12                 -
  Dividends received from jointly
     controlled entities                                                            5                 -
  Dividends received from equity securities
       held for trading                                                            13                 -
  (Increase)/decrease in long term receivables                                     (9)                6
  Payment of lease and equipment deposits                                      (3,151)           (1,852)
  Refund of lease and equipment deposits                                        1,253             1,066
  Capital expenditures                                                         (6,631)           (4,707)
  Purchase of other investments                                                  (680)               (1)
  Investment in an associate                                                       (9)                -
  Investments in jointly controlled entities                                      (72)               (3)
  Effect of the CNA/XJA Acquisitions                             34(b)            398                 -
                                                                               ------            ------

Net cash used in investing activities                                          (8,824)           (5,434)
                                                                               ------            ------


Net cash outflows before financing activities                                  (5,228)           (3,305)
                                                                               ------            ------

Financing activities:
  Proceeds from A Shares issue,
    net of issuance costs                                                           -             2,641
  Proceeds from bank and other loans                                           14,555             8,914
  Repayment of bank and other loans                                            (7,108)           (8,371)
  Repayment of principal under
     finance lease obligations                                                 (1,272)           (1,555)
  Capital contribution received from
         minority shareholders                                                     71                 1
  Dividends paid to minority shareholders                                         (15)              (15)
                                                                               ------            ------

Net cash inflows from financing activities                                      6,231             1,615
                                                                               ------            ------

Increase/(decrease) in cash and cash equivalents                                1,003            (1,690)
Cash and cash equivalents at beginning of year                                  2,080             3,770
                                                                               ------            ------

Cash and cash equivalents at end of year                                        3,083             2,080
                                                                               ======            ======

The notes on pages 20 to 61 form part of these financial statements.

--------------------------------------------------------------------------------
APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP
--------------------------------------------------------------------------------


NOTES TO THE FINANCIAL STATEMENTS

(Prepared under International Financial Reporting Standards)
(Expressed in Renminbi)

1    BACKGROUND OF THE COMPANY

     China Southern Airlines Company Limited (the "Company") and its subsidiaries (the "Group") are principally engaged in the provision of domestic, Hong Kong regional and international passenger, cargo and mail airline services, with flights operating primarily from the new Guangzhou Baiyun International Airport, which is both the main hub of the Group's route network and the location of its corporate headquarters.


     The Company was established in the People's Republic of China (the "PRC", "China" or the "State") on 25 March, 1995 as a joint stock limited company as part of the reorganisation (the "Reorganisation") of the Company's holding company, China Southern Air Holding Company ("CSAHC"). CSAHC is a state-owned enterprise under the supervision of the PRC central government.


     The Company's H shares ("H Shares") and American Depositary Shares ("ADS") (each ADS representing 50 H Shares) have been listed on The Stock Exchange of Hong Kong Limited and the New York Stock Exchange, respectively since July 1997. In July 2003, the Company issued 1,000,000,000 A shares ("A Shares") which are listed on the Shanghai Stock Exchange.


     Pursuant to a sale and purchase agreement dated 12 November, 2004 between the Company, CSAHC, China Northern Airlines Company ("CNA") and Xinjiang Airlines Company ("XJA") which was approved by the Company's shareholders in an extraordinary general meeting held on 31 December, 2004, the Company acquired the airline operations and certain related assets of CNA and XJA with effect from 31 December, 2004 (the "CNA/XJA Acquisitions"). The consideration payable for the CNA/XJA Acquisitions amounting to RMB15,522 million was determined based on the fair value of the acquired assets. Such consideration was partly satisfied by assumption of debts and liabilities of CNA and XJA totalling RMB13,563 million outstanding as at 31 December, 2004 and the remaining balance of RMB1,959 million will be satisfied in cash.


     As the above acquisitions were completed on 31 December, 2004, they have no impact on the Company's consolidated income statement for the year ended 31 December, 2004.


     Further details of the CNA/XJA Acquisitions are set out in Note 34(b) to the financial statements.

2    PRINCIPAL ACCOUNTING POLICIES

     (a)  STATEMENT OF COMPLIANCE

          These financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") promulgated by the International Accounting Standards Board. IFRS includes International Accounting Standards ("IAS") and related interpretations. These financial statements also comply with the disclosure requirements of the Hong Kong Companies Ordinance and the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

     (b)  BASIS OF PREPARATION

          The financial statements are prepared on the historical cost basis as modified by the revaluation of certain property, plant and equipment.


          The preparation of financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.


          The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

--------------------------------------------------------------------------------
APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP
--------------------------------------------------------------------------------


     The accounting policies set out below have been applied consistently by the Group and are consistent with those used in the previous year.

(c)  BASIS OF CONSOLIDATION

     (i)  Subsidiaries


          A subsidiary is an entity controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable or convertible are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.


          Intra-group balances and transactions, and any unrealised profits arising from intra-group transactions, are eliminated in full in preparing the consolidated financial statements. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised profits, but only to the extent that there is no evidence of impairment.


          In the Company's balance sheet, an investment in a subsidiary is stated at cost less any impairment losses (see Note 2(l)).

     (ii) Associates and jointly controlled entities

          An associate is an entity in which the Group has significant influence, but not control, over the financial and operating policies. The consolidated financial statements include the Group's share of the total recognised gains and losses of associates on an equity accounted basis, from the date that significant influence commences until the date that significant influence ceases. When the Group's share of losses exceeds its interest in an associate, the Group's carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of an associate.


          A jointly controlled entity is an entity over whose activities the Group has joint control, established by contractual agreement. The consolidated financial statements include the Group's share of the total recognised gains and losses of jointly controlled entities on an equity accounted basis, from the date that joint control commences until the date that joint control ceases. When the Group's share of losses exceeds its interest in a jointly controlled entity, the Group's carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of a jointly controlled entity.


          Unrealised profits arising from transactions with associates and jointly controlled entities are eliminated to the extent of the Group's interest in the entity. Unrealised losses are eliminated in the same way as unrealised profits, but only to the extent that there is no evidence of impairment.


          In the Company's balance sheet, its investments in associates and jointly controlled entities are stated at cost less any impairment losses (see Note 2(l)).

(d)  PROPERTY, PLANT AND EQUIPMENT

     (i)  Owned assets

          An item of property, plant and equipment is initially recorded at cost less accumulated depreciation (see (iv) below) and impairment losses (see
     Note 2(l)). The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to working condition and location for its intended use. Subsequent to the revaluation (see Note 10), which was based on depreciated replacement costs, property, plant and equipment are carried at revalued amount, being the fair value at the date of the revaluation less any subsequent accumulated depreciation and impairment losses. Revaluations are performed periodically to ensure that the carrying amount does not differ materially from that which would be determined using fair value at the balance sheet date.

--------------------------------------------------------------------------------
APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP
--------------------------------------------------------------------------------


          Gains or losses arising from the retirement or disposal of an item of property, plant and equipment are determined as the difference between the estimated net disposal proceeds and the carrying amount of the asset and are recognised in the income statement on the date of retirement or disposal. Any related revaluation surplus is transferred from the revaluation reserve to retained profits.

     (ii) Leased assets

          Leases in terms of which the Group assumes substantially all the risks and rewards of ownership are classified as finance leases.


          Flight equipment acquired by way of finance lease is stated at an amount equal to lower of its fair value and the present value of minimum lease payments at inception of the lease, less accumulated depreciation (see (iv) below) and impairment losses (see Note 2(l)) and the corresponding liabilities, net of finance charges, are recorded as obligations under finance leases. Subsequent to the revaluation (see Note
     10), which was based on depreciated replacement costs, leased assets are carried at revalued amount, being the fair value at the date of the revaluation less any subsequent accumulated depreciation and impairment losses. Revaluations are performed periodically to ensure that the carrying amount does not differ materially from that which would be determined using fair value at the balance sheet date.


          The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rentals are written off as an expense of the period in which they are incurred.


          Gains or losses on aircraft sale and leaseback transactions which result in finance leases are deferred and amortised over the terms of the related leases. Gains or losses on other aircraft sale and leaseback transactions are recognised immediately if the transactions are established at fair value. Any difference between the sales price and the fair value is deferred and amortised over the period the assets are expected to be used.


          Payments made under operating leases are recognised in the income statement on a straight-line basis over the term of the lease. Lease incentives received are recognised in the income statement as an integral part of the total lease expense.

     (iii) Subsequent costs

          The Group recognises in the carrying amount of an item of property, plant and equipment the cost of replacing part of such an item when that cost is incurred if it is probable that the future economic benefits embodied with the item will flow to the Group and the cost of the item can be measured reliably. All other costs are recognised in the income statement as an expense as incurred.

     (iv) Depreciation

          Depreciation is calculated to write off the cost or revalued amount of items of property, plant and equipment over their estimated useful lives on a straight-line basis, after taking into account its estimated residual value, as follows:


                                                                 DEPRECIABLE LIFE       RESIDUAL VALUE
                                                                 ----------------       --------------

     Buildings                                                   15 to 40 years                   Nil
     Owned and leased aircraft                                    8 to 15 years                28.75%
     Other flight equipment
       - Jet engines                                              8 to 15 years                    3%
       - Others, including rotable spares                         8 to 15 years                   Nil
     Machinery and equipment                                      5 to 10 years                    3%
     Vehicles                                                           6 years                    3%


          Depreciation for leased assets is provided at rates which write off the cost of the assets in equal annual amounts over the term of the relevant lease or, where it is likely the Group will obtain ownership of the asset, the life of the asset, as set out above.

--------------------------------------------------------------------------------
APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP
--------------------------------------------------------------------------------


     (e)  CONSTRUCTION IN PROGRESS

          Construction in progress represents office buildings, various infrastructure projects under construction and equipment pending installation, and is stated at cost. Cost comprises direct costs of construction as well as interest charges during the periods of construction and installation. Capitalisation of these costs ceases and the construction in progress is transferred to property, plant and equipment when the asset is substantially ready for its intended use, notwithstanding any delays in the issue of the relevant commissioning certificates by the relevant PRC authorities.

     (f)  LEASE PREPAYMENTS

          Lease prepayments represent the purchase costs of land use rights and are amortised on a straight line basis over the period of land use rights.

     (g)  DEFERRED EXPENDITURE

          Custom duties and other direct costs in relation to modifying, introducing and certifying certain operating leased aircraft are deferred and amortised over the terms of the related leases.


          Lump sum housing benefits payable to employees of the Group are deferred and amortised on a straight line basis over a period of 10 years, which represents the benefit vesting period of the employees.

     (h)  OTHER INVESTMENTS

          Financial instruments held for trading are classified as current assets and are stated at fair value, with any resultant gain or loss recognised in the income statement.


          Where the Group has the positive intent and ability to hold bonds to maturity, they are stated at amortised cost less impairment losses (see
     Note 2(l)).


          Other financial instruments are stated at cost less impairment losses (see Note 2(l)). Other financial instruments represent unquoted available-for-sale equity securities of companies established in the PRC. There is no quoted market price for such equity securities and accordingly a reasonable estimate of the fair value could not be made without incurring excessive costs.

     (i)  INVENTORIES

          Inventories, which consist primarily of expendable spare parts and supplies, are stated at cost less any applicable provision for obsolescence, and are expensed when used in operations. Cost represents the average unit cost. Inventories held for disposal are stated at the lower of cost and net realisable value. Net realisable value represents estimated resale price.

     (j)  TRADE AND OTHER RECEIVABLES

          Trade and other receivables are stated at cost less provision for doubtful accounts. Provision for doubtful accounts is established based on evaluation of the recoverability of these accounts at the balance sheet date.

     (k)  CASH AND CASH EQUIVALENTS

          Cash and cash equivalents consist of cash in hand and balances with banks and other financial institutions with an original maturity within three months. For the purpose of the consolidated cash flow statement, cash and cash equivalents are presented net of bank overdrafts, if any.

--------------------------------------------------------------------------------
APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP
--------------------------------------------------------------------------------


     (l)  IMPAIRMENT LOSS

          The carrying amounts of the Group's assets, other than inventories (see Note 2(i)), trade and other receivables (see Note 2(j)) and deferred tax assets (see Note 2(q)) are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to the recoverable amount. The recoverable amount is the greater of the net selling price and the value in use. In determining the value in use, expected future cash flows generated by the asset are discounted to their present value. The amount of the reduction is recognised as an expense in the income statement.


          The Group assesses at each balance sheet date whether there is any indication that an impairment loss recognised for an asset in prior years may no longer exist. An impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. A subsequent increase in the recoverable amount of an asset, when the circumstances and events that led to the write-down or write-off cease to exist, is recognised as income. The reversal is reduced by the amount that would have been recognised as depreciation had the write-down or write-off not occurred.

     (m)  INTEREST-BEARING BORROWINGS

          Interest-bearing borrowings are recognised initially at fair value, less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between cost and redemption value being recognised in the income statement over the period of the borrowings on an effective interest basis.

     (n)  PROVISIONS

          A provision is recognised in the balance sheet when the Group has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligations. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

     (o)  DEFEASANCE OF LONG-TERM LIABILITIES

          Where long-term liabilities have been defeased by the placement of security deposits, those liabilities and deposits (and income and charge arising therefrom) are netted off in order to reflect the overall commercial effect of the arrangements. Such netting off has been effected where a right is held by the Group to insist on net settlement of the liability and deposit including in all situations of default and where that right is assured beyond doubt.

     (p)  DEFERRED CREDITS

          In connection with the acquisition or operating lease of certain aircraft and engines, the Group receives various credits. Such credits are deferred until the aircraft and engines are delivered, at which time they are either applied as a reduction of the cost of acquiring the aircraft and engines, resulting in a reduction of future depreciation, or amortised as a reduction of rental expense for aircraft and engines under operating leases.

     (q)  DEFERRED TAXATION

          Deferred tax is provided using the balance sheet liability method on all temporary differences between the carrying amounts for financial reporting purposes and the amounts used for taxation purposes, except differences relating to the initial recognition of assets or liabilities which affect neither accounting nor taxable profit/loss.


          The tax value of losses expected to be available for utilisation against future taxable income is recognised as a deferred tax asset and offset against the deferred tax liability attributable to the same legal tax unit and jurisdiction. Net deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

--------------------------------------------------------------------------------
APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP
--------------------------------------------------------------------------------


     (r)  REVENUE RECOGNITION

          (i) Passenger, cargo and mail revenues are recognised when the transportation is provided. Ticket sales for transportation not yet provided are included in current liabilities as sales in advance of carriage. Revenues from airline-related business are recognised when services are rendered. Revenue is stated net of sales tax. In addition, prior to 1 May, 2003, revenue was stated net of the contributions to the Civil Aviation Administration of China ("CAAC") Infrastructure Development Fund.

          (ii) Interest income is recognised on a time proportion basis according to the outstanding principal and the applicable interest rate.

          (iii) Dividend income is recognised when the Group's right to receive the dividend is established.

          (iv) Operating lease income is recognised on a straight line basis over the terms of the respective leases.

     (s)  TRAFFIC COMMISSIONS

          Traffic commissions are expensed when the transportation is provided and the related revenue is recognised. Traffic commissions for transportation not yet provided are recorded on the balance sheet as a prepaid expense.


     (t)  MAINTENANCE AND OVERHAUL COSTS

          Routine maintenance and repairs and overhauls in respect of owned aircraft and aircraft held under finance leases are expensed in the income statement as and when incurred. In respect of aircraft held under operating leases, a provision is made over the lease term for the estimated cost of overhauls required to be performed on the related aircraft prior to their return to the lessors.

     (u)  BORROWING COSTS

          Borrowing costs are expensed in the income statement as and when incurred, except to the extent that they are capitalised as being directly attributable to the acquisition or construction of an asset which necessarily takes a substantial period of time to get ready for its intended use.


          The capitalisation of borrowing costs as part of the cost of a qualifying asset commences when expenditures for the asset are being incurred, borrowing costs are being incurred and activities that are necessary to prepare the asset for its intended use are in progress. Capitalisation of borrowing costs ceases when substantially all the activities necessary to prepare the qualifying asset for its intended use are complete.

     (v)  RETIREMENT BENEFITS

          Contributions to retirement schemes and additional retirement benefits paid to retired employees are charged to the income statement as and when incurred.

     (w)  FREQUENT FLYER AWARD PROGRAMMES

          The Group maintains two frequent flyer award programmes, namely, the China Southern Airlines Sky Pearl Club and the Egret Mileage Plus, which provide travel awards to members based on accumulated mileage. The estimated incremental cost to provide free travel is recognised as an expense and accrued as a current liability as members accumulate mileage. As members redeem awards or their entitlements expire, the incremental cost liability is reduced accordingly to reflect the acquittal of the outstanding obligations.


          Revenue from mileage sales to third parties under the frequent flyer award programmes is recognised when the related transportation services are provided.

--------------------------------------------------------------------------------
APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP
--------------------------------------------------------------------------------

     (x)  TRANSLATION OF FOREIGN CURRENCIES

          Transactions in foreign currencies are translated into Renminbi at the applicable rates of exchange quoted by the People's Bank of China ("PBOC rates") prevailing on the transaction dates. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated into Renminbi at the PBOC rates at the balance sheet date. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated into Renminbi at the PBOC rates prevailing on the transaction dates.

     (y)  RELATED PARTIES

          For the purposes of these financial statements, parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

     (z)  SEGMENTAL REPORTING

          A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

3    TURNOVER

     Turnover comprises revenues from airline and airline-related business and is stated net of sales tax. In addition, turnover for the four-month period ended 30 April, 2003 was stated net of contributions to the CAAC Infrastructure Development Fund. An analysis of turnover is as follows:


                                                             2004           2003
                                                      -----------    -----------
                                                      RMB million    RMB million

Traffic revenue
  Passenger                                                21,100         15,010
  Cargo and mail                                            2,244          1,955
                                                           ------         ------

                                                           23,344         16,965
                                                           ------         ------

Other operating revenue
  Commission income                                           203            140
  General aviation income                                      55             40
  Ground services income                                      146             99
  Air catering income                                          53             31
  Net income from lease arrangements (Note)                     -             69
  Rental income                                                45             40
  Aircraft lease income                                        11              -
  Other                                                       117             86
                                                           ------         ------

                                                              630            505
                                                           ------         ------

                                                           23,974         17,470
                                                           ======         ======




Note: As result of a lease arrangement in 2003, the Company received net cash benefits of RMB69 million which were recognised as income in 2003. Further details of the arrangement are set out in note 10(g) to the financial statements.

--------------------------------------------------------------------------------
APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP
--------------------------------------------------------------------------------

     Pursuant to various sales tax rules and regulations, the Group is required to pay sales tax to national and local tax authorities at the following rates:


TYPES OF REVENUE                   APPLICABLE SALES TAX RATES
----------------                   --------------------------
Traffic revenue                    3% (2003: 3%) of traffic revenue in respect of domestic
                                   flights and outbound international/Hong Kong regional flights, except for the period from 1 May, 2003 to 31 December, 2003 when passenger revenue was exempted from sales tax.

Other operating revenue            3% (2003: 3%) of commission income, general aviation income and ground services income, and 3% to 5% (2003: 3% to 5%) of other operating revenue.

     Sales tax incurred during the year ended 31 December, 2004, netted off against revenue, amounted to RMB716 million (2003: RMB206 million).


     In addition, the Group is required to pay contributions to the CAAC Infrastructure Development Fund. Prior to 1 May, 2003, contributions to CAAC Infrastructure Development Fund were payable at 5% and 2% respectively of the domestic and international/Hong Kong regional traffic revenue. For the period from 1 May, 2003 to 31 March, 2004, the Group was exempted from paying any contributions. Effective from 1 April, 2004, contributions to the CAAC Infrastructure Development Fund are payable based on the traffic capacity deployed by the Group on its routes. The contributions now form part of the flight operations expenses and amounted to RMB466 million for the year ended 31 December, 2004. The contributions for the year ended 31 December, 2003 amounted to RMB251 million and were netted off against traffic revenue.


     Pursuant to approval documents issued by the CAAC, the Group imposes a fuel surcharge on passengers carried by its domestic and Hong Kong regional flights at certain prescribed rates on ticket fares. The fuel surcharge forms part of the traffic revenue of the Group. For the year ended 31 December, 2004, the fuel surcharge revenue of the Group totalled approximately RMB348 million (2003:
RMB740 million).

--------------------------------------------------------------------------------
APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP
--------------------------------------------------------------------------------

4    PROFIT/(LOSS) BEFORE TAXATION AND MINORITY INTERESTS

     Profit/(loss) before taxation and minority interests is arrived at after charging:

                                                                                 2004              2003
                                                                          -----------       -----------
                                                                          RMB million       RMB million
      Operating expenses
      Jet fuel                                                                  6,050             3,867
      Aircraft maintenance                                                      3,132             2,377
      Routes                                                                    5,626             4,363
      Depreciation
         - owned assets                                                         1,891             1,502
         - assets held under finance leases                                       472               496
      Amortisation of deferred expenditure                                         50                40
      Operating lease charges
         - aircraft and flight equipment                                        1,665             1,536
         - land and buildings                                                     109               136
      Staff costs
         - salaries, wages and welfare                                          2,260             1,496
         - contributions to retirement schemes                                    168               150
      Office and administration                                                   718               471
      Auditors' remuneration                                                       11                 8
      Other                                                                       913               572
                                                                               ------            ------
                                                                               23,065            17,014
                                                                               ------            ------
      Interest expense
      Interest on bank and other loans wholly repayable
       within five years                                                          221               288
      Interest on other loans                                                     156               176
      Finance charges on obligations under finance leases                         348               443
      Less: borrowing costs capitalised (Note)                                    (34)              (83)
                                                                               ------            ------
      Net interest expense                                                        691               824
                                                                               ------            ------
      and after crediting:
      Net realised and unrealised gain on equity
       securities held for trading                                                 15                 -
      Dividend income from unlisted investments                                    14                17
                                                                               ======            ======


     Note: The borrowing costs have been capitalised at rates ranging from 1.51% to 3.48% per annum (2003: 1.62% to 5.46% per annum).


     The loss attributable to shareholders for the year ended 31 December, 2004 includes a loss of RMB169 million (2003: RMB581 million) which has been dealt with in the financial statements of the Company.

--------------------------------------------------------------------------------
APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP
--------------------------------------------------------------------------------

5    LOSS ON DISPOSAL OF PROPERTY, PLANT AND EQUIPMENT

     Loss on disposal of property, plant and equipment represents:

                                                                                        2004          2003
                                                                                 -----------   -----------
                                                                                 RMB million   RMB million
      Aircraft (Note)                                                                      -            20
      Flight equipment and other                                                           1             2
                                                                                        ----          ----
                                                                                           1            22
                                                                                        ====          ====



     Note: During 2003, the Group incurred a loss of RMB20 million on early retirement of two old Boeing 737-200 aircraft.


6    EMOLUMENTS OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

     (a)  DIRECTORS' AND SUPERVISORS' EMOLUMENTS

                                                                                    2004              2003
                                                                                 -------           -------
                                                                                 RMB'000           RMB'000
Fees                                                                                 255               203
Salaries, allowances and benefits in kind                                          3,498             1,244
Retirement benefits                                                                  116                98
Bonuses                                                                              868               943
                                                                                   -----             -----
                                                                                   4,737             2,488
                                                                                   =====             =====

          Included in the above were fees of RMB255,000 (2003: RMB203,000) paid to independent non-executive directors during the year.


          An analysis of directors' and supervisors' emoluments by number of individuals and emolument ranges is as follows:

                                                                                         2004         2003
                                                                                       ------       ------
                                                                                       Number       Number
       Nil to HK$1,000,000 (RMB1,066,000 equivalent)                                       18           18
                                                                                       ======       ======


     (b)  SENIOR MANAGEMENT'S EMOLUMENTS


          Details of emoluments paid to the five highest paid individuals (including directors and supervisors) of the Group during the year are as follows:

                                                                                    2004              2003
                                                                                 -------           -------
                                                                                 RMB'000           RMB'000
Salaries, allowances and benefits in kind                                          2,045             1,701
Retirement benefits                                                                   29                25
                                                                                   -----             -----
                                                                                   2,074             1,726
                                                                                   =====             =====

================================================================================

--------------------------------------------------------------------------------
APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP
--------------------------------------------------------------------------------

          An analysis of emoluments paid to the five highest paid individuals (including directors and supervisors) by number of individuals and emolument ranges is as follows:

                                                                                 2004              2003
                                                                               ------            ------
                                                                               Number            Number
             Directors and supervisors                                              -                 -
             Employees                                                              5                 5
                                                                                  ---               ---
                                                                                    5                 5
                                                                                  ===               ===
             Nil to HK$1,000,000 (RMB1,066,000 equivalent)                          5                 5
                                                                                  ===               ===


7    INCOME TAX IN THE CONSOLIDATED INCOME STATEMENT

     (a)  INCOME TAX IN THE CONSOLIDATED INCOME STATEMENT REPRESENTS:

                                                                                 2004              2003
                                                                          -----------       -----------
                                                                          RMB million       RMB million
             PRC income tax                                                       176                47
             Share of associates' taxation                                          2                 3
             Share of jointly controlled entities' taxation                        11                 7
                                                                                 ----              ----
                                                                                  189                57
             Deferred tax (Note 17)
                - current year                                                   (111)               11
                - adjustment for change in enacted tax rate                         -              (392)
                                                                                 ----              ----
             Income tax expense/(credit)                                           78              (324)
                                                                                 ====              ====

          On 17 October, 2003, the Company's registered address was moved to Guangzhou Economic & Technology Development Zone. In accordance with the Rules and Regulations for Implementation of Income Tax for Foreign Investment Enterprises and Foreign Enterprises of the PRC and a taxation approval document "Guangzhou Municipal State Tax Bureau Suo De Shui Zi Que 020043", the Company is entitled to enjoy the preferential tax policy implemented in the Guangzhou Economic & Technology Development Zone effective 1 October, 2003. As a result, the Company's income tax rate has been changed from 33% to 15% beginning from that date.


          As a result of the reduction in income tax rate, the Company's net deferred tax liability balance at 1 January, 2003 of RMB507 million was reduced by RMB392 million. Accordingly, a net deferred tax credit of RMB392 million was recognised in the income statement for the year ended 31 December, 2003.


          In respect of the Group's overseas airline activities, the Group has either obtained exemptions from overseas taxation pursuant to the bilateral aviation agreements between the overseas governments and the PRC government, or has sustained tax losses in these overseas jurisdictions. Accordingly, no provision for overseas tax has been made for both the current and prior years.

--------------------------------------------------------------------------------
APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP
--------------------------------------------------------------------------------


     (b)  RECONCILIATION BETWEEN TAX EXPENSE AND ACCOUNTING PROFIT AT APPLICABLE
          TAX RATES:

                                                                                      2004         2003
                                                                               -----------  -----------
                                                                               RMB million  RMB million
             Profit/(loss) before taxation and minority interests                      233         (511)
                                                                                      ====         ====
             Expected PRC income tax expense/(credit) at 15% (2003: 15%)                35          (77)

             Adjustments:
                Effect of change in income tax rate                                      -         (392)
                Non-deductible expenses                                                 40           80
                Other, net                                                               3           65
                                                                                      ----         ----
             Income tax expense/(credit)                                                78         (324)
                                                                                      ====         ====


            In accordance with relevant PRC tax regulations, a PRC lessee is liable to pay PRC withholding tax in respect of any lease payments regularly made to an overseas lessor. Depending on the circumstances, this tax is generally imposed at a fixed rate ranging from 10% to 20% of the lease payments, or in certain cases, the interest components of such payments. Pursuant to an approval document from the State Tax Bureau, lease arrangements executed prior to 1 September, 1999 are exempted from PRC withholding tax.


            The PRC withholding tax payable by the Group for the year ended 31 December, 2004 of RMB23 million (2003: RMB8 million) in respect of the leases executed on or after 1 September, 1999 has been included as part of the operating lease charges for the year.

8     DIVIDENDS

      No interim dividend was paid during both the current and prior years.


      The board of directors of the Company does not recommend the payment of a final dividend in respect of the year ended 31 December, 2004. No final dividend was paid in respect of the year ended 31 December, 2003.

9     BASIC LOSS PER SHARE

      The calculation of basic loss per share is based on the consolidated loss attributable to shareholders of RMB48 million (2003: RMB358 million) and the weighted average number of shares in issue during the year of 4,374 million (2003: 3,832 million).


      The amount of diluted loss per share is not presented as there were no dilutive potential ordinary shares in existence for both the current and prior years.

--------------------------------------------------------------------------------
APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP
--------------------------------------------------------------------------------

10    PROPERTY, PLANT AND EQUIPMENT

      (a) THE GROUP

                                          AIRCRAFT           OTHER FLIGHT
                                  ------------------------     EQUIPMENT,     MACHINERY,
                                                HELD UNDER      INCLUDING      EQUIPMENT
                                                   FINANCE        ROTABLE            AND
                      BUILDINGS         OWNED       LEASES         SPARES       VEHICLES         TOTAL
                    -----------   -----------  -----------    -----------    -----------    -----------
                    RMB million   RMB million  RMB million    RMB million    RMB million    RMB million
Cost or valuation:
At 1 January, 2004        3,288        17,222       10,463          6,842          1,930        39,745
Exchange
 adjustments                 5             -            -              -             12            17
Reclassification on
 exercise of
 purchase options             -           550         (550)             -              -             -
Additions                   336         4,156            -            525              5         5,022
Transferred from
 construction in
 progress                 2,472             -            -              -            235         2,707
Through the CNA/XJA
 Acquisitions               915         5,206        4,616          1,753            490        12,980
Disposals                   (28)            -            -            (76)           (73)         (177)
                          -----        ------       ------          -----          -----        ------
At 31 December,
 2004                     6,988        27,134       14,529          9,044          2,599        60,294
                          -----        ------       ------          -----          -----        ------
Representing:
Cost                      6,633        20,905       10,189          6,870          2,115        46,712
Valuation - 1996            355         6,229        4,340          2,174            484        13,582
                          -----        ------       ------          -----          -----        ------
                          6,988        27,134       14,529          9,044          2,599        60,294
                          -----        ------       ------          -----          -----        ------
Accumulated
 depreciation:
At 1 January, 2004          594         3,192        2,605          3,644          1,174        11,209
Exchange
 adjustments                  1             -            -              -              9            10
Reclassification on
 exercise of purchase
 options                      -           183         (183)             -              -             -
Charge for the year         179           956          472            544            212         2,363
Written back on
 disposal                   (17)            -            -            (51)           (61)         (129)
                          -----        ------        -----          -----          -----        ------
At 31 December,
 2004                       757         4,331        2,894          4,137          1,334        13,453
                          -----        ------        -----          -----          -----        ------

Net book value:
At 31 December,
 2004                     6,231        22,803       11,635          4,907          1,265        46,841
                          =====        ======       ======          =====          =====        ======

At 31 December,
 2003                     2,694        14,030        7,858          3,198            756        28,536
                          =====        ======        =====          =====          =====        ======

--------------------------------------------------------------------------------
APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP
--------------------------------------------------------------------------------

      (b)   THE COMPANY

                                                                          OTHER
                                                 AIRCRAFT                FLIGHT
                                         ------------------------    EQUIPMENT,   MACHINERY,
                                                       HELD UNDER     INCLUDING   EQUIPMENT
                                                          FINANCE       ROTABLE         AND
                              BUILDINGS        OWNED       LEASES        SPARES    VEHICLES          TOTAL
                            -----------  -----------  -----------  -----------  -----------    -----------
                            RMB million  RMB million  RMB million  RMB million  RMB million    RMB million
         Cost or
           valuation:
         At 1 January,
           2004                   1,644        12,868     10,463         5,396      1,189        31,560
         Reclassification on
           exercise of
           purchase
           options                    -           550       (550)            -          -             -
         Additions
           through
           transfer of
           property,
           plant and
           equipment
           upon
           dissolution of a
           subsidiary                 3             -          -           134         13           150
         Additions                   12         3,509          -           192         38         3,751
         Transferred from
           construction
           in
           progress               1,663             -          -             -        235         1,898
         Through the
         CNA/XJA
         Acquisitions               727         5,206      4,616         1,745        441        12,735
         Disposals                  (23)            -          -             -        (40)          (63)
                                 ------       -------     ------         -----      -----        ------
         At 31 December,
           2004                   4,026        22,133     14,529         7,467      1,876        50,031
                                 ------       -------     ------         -----      -----        ------
         Representing:
         Cost                     3,832        17,520     10,189         5,642      1,612        38,795
         Valuation - 1996           194         4,613      4,340         1,825        264        11,236
                                 ------       -------     ------         -----      -----        ------
                                  4,026        22,133     14,529         7,467      1,876        50,031
                                 ------       -------     ------         -----      -----        ------
         Accumulated
           depreciation:
         At 1 January,
           2004                     324         2,231      2,605         3,073        717         8,950

         Reclassification on
           exercise of
           purchase
           options                    -           183       (183)            -          -             -
         Additions
           through
           transfer of
           property,
           plant and
           equipment
           upon
           dissolution of a
           subsidiary                 1             -          -            72         10            83
         Charge for the
           year                     110           744        472           346        117         1,789
         Written back on
           disposal                 (10)            -          -             -        (35)          (45)
                                 ------       -------     ------         -----      -----        ------
         At 31 December,
           2004                     425         3,158      2,894         3,491        809        10,777
                                 ------       -------     ------         -----      -----        ------
         Net book value:
         At 31 December,
           2004                   3,601        18,975     11,635         3,976      1,067        39,254
                                 ======       =======     ======         =====      =====        ======
         At 31 December,
           2003                   1,320        10,637      7,858         2,323        472        22,610
                                 ======       =======     ======         =====      =====        ======

--------------------------------------------------------------------------------
APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP
--------------------------------------------------------------------------------

      (c) Substantially all of the Group's buildings are located in the PRC. The Group was formally granted the rights to use the twenty one parcels of land in Guangzhou, Shenzhen, Zhuhai, Beihai, Changsha, Shantou, Haikou, Zhengzhou, Guiyang and Wuhan by the relevant PRC authorities for periods of 30 to 70 years, which expire between 2020 and 2068. For other land in the PRC on which the Group's buildings are erected, the Group was formally granted the rights to use such land for periods of one to five years commencing in the second quarter of 1997 pursuant to various lease agreements between the Company and CSAHC. The leases with initial one-year term are automatically renewable for another one-year period unless the Company gives appropriate notice of termination. In this connection, rental payments totalling RMB18 million (2003: RMB15 million) were paid to CSAHC during 2004 in respect of these leases.

      (d) In compliance with the PRC rules and regulations governing initial public offering of shares by PRC joint stock limited companies, the property, plant and equipment of the Group as at 31 December, 1996 were revalued. This revaluation was conducted by Guangzhou Assets Appraisal Corp. ("GAAC"), a firm of independent valuers registered in the PRC, on a depreciated replacement cost basis, and approved by the China State-owned Assets Administration Bureau.

            In accordance with IAS 16 "Property, plant and equipment", subsequent to the 1996 revaluation, which was based on replacement costs, the property, plant and equipment of the Group are carried at revalued amount, being the fair value at the date of the revaluation less any subsequent accumulated depreciation and impairment losses. Revaluation is performed periodically to ensure that the carrying amount does not differ materially from that which would be determined using fair value at the balance sheet date. In accordance with the revaluation performed by the directors in respect of property, plant and equipment held by the Group as at 31 December, 2000, the carrying amounts of property, plant and equipment did not differ materially from their respective fair value.


            The effect of the above revaluation was to increase future annual depreciation charges of the Group by approximately RMB33 million (2003: RMB33 million). Had the property, plant and equipment of the Group and the Company been stated at cost (i.e. the effect of the revaluation was excluded), the net book value of property, plant and equipment of the Group and the Company as at 31 December, 2004 would have been approximately RMB46,838 million and RMB39,684 million respectively (2003: RMB28,523 million and RMB22,794 million respectively), made up as follows:

                                                     THE GROUP                          THE COMPANY
                                           -----------------------------        --------------------------
                                                  2004              2003               2004           2003
                                           -----------       -----------        -----------    -----------
                                           RMB million       RMB million        RMB million    RMB million
Buildings                                        6,797             3,110              4,178          1,610
Aircraft
  - owned                                       28,257            18,345             22,923         13,658
  - held under finance leases                   15,008            10,942             15,008         10,942
Flight equipment and others                     12,516             9,634              9,726          6,910
                                                ------            ------             ------         ------
                                                62,578            42,031             51,835         33,120
Less: Accumulated depreciation                  15,740            13,508             12,151         10,326
                                                ------            ------             ------         ------
                                                46,838            28,523             39,684         22,794
                                                ======            ======             ======         ======

      (e) As at 31 December, 2004, certain aircraft of the Group and the Company with an aggregate carrying value of approximately RMB23,562 million and RMB21,814 million respectively (2003: RMB14,576 million and RMB12,796 million respectively) were mortgaged under certain loan and lease agreements (see Notes 21 and 22).

--------------------------------------------------------------------------------
APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP
--------------------------------------------------------------------------------


      (f) In 2003, the Company entered into operating lease arrangements to lease certain flight training facilities and buildings to Zhuhai Xiang Yi Aviation Technology Company Limited ("Zhuhai Xiang Yi"), a jointly controlled entity of the Company. The leases with initial one-year term are automatically renewable for another one year unless either party gives appropriate notice of termination. In this connection, rental income totalling RMB34 million (2003: RMB34 million) was received by the Company during the year in respect of the leases. As at 31 December, 2004, the cost and accumulated depreciation of the relevant property, plant and equipment totalled RMB787 million and RMB514 million respectively (2003: RMB787 million and RMB462 million respectively). Depreciation of the relevant property, plant and equipment recognised during the year totalled RMB55 million (2003: RMB55 million). As at 31 December 2004, the Company's rental receivable in respect of the leases due in 2005 amounted to RMB34 million (2003: RMB34 million).

      (g) The Company entered into two separate arrangements (the "Arrangements") with certain independent third parties during each of 2002 and 2003. Under each of the Arrangements, the Company sold an aircraft and then immediately leased back the aircraft for an agreed period. The lease payment obligations, with pre-determined net present value, are to be satisfied solely out of the sale proceeds and such amount has been placed irrevocably by the Company in form of deposits and debt securities in favour of the lessors. The Company has an option to purchase the aircraft at a pre-determined date and an agreed purchase price to be satisfied by the balances of the deposits and debt securities outstanding at that date. In the event that the lease agreement is early terminated by the Company, the Company is liable to pay a pre-determined penalty to the lessor. Provided that the Company complies with the lease agreements, the Company is entitled to the continued possession and operation of the aircraft. Since the Company retains substantially all risks and rewards incident to ownership of the aircraft and enjoys substantially the same rights to their use as before the Arrangements, no adjustment has been made to the property, plant and equipment. As at 31 December, 2004, the net present value of the lease commitments and the corresponding defeased deposits and debt securities amounted to RMB2,462 million (2003: RMB2,409 million). As a result of the Arrangements, the Company received net cash benefits which were recognised as income (Note 3).

      (h) As at 31 December, 2004 and up to the date of approval of these financial statements, the Group is in the process of applying for the land use right certificates and property title certificates in respect of the properties located in the Guangzhou new airport, Guangzhou Baiyun International Airport, in which the Group has interests and for which such certificates have not been granted. As at 31 December, 2004, carrying value of such properties of the Group and the Company amounted to RMB2,477 million and RMB1,417 million respectively.

            The directors of the Company are of the opinion that the use of and the conduct of operating activities at the properties referred to above are not affected by the fact that the Group has not yet obtained the relevant land use right certificates and property title certificates.

--------------------------------------------------------------------------------
APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP
--------------------------------------------------------------------------------

11    CONSTRUCTION IN PROGRESS


                                                                                        2004          2003
                                                                                 -----------   -----------
                                                                                 RMB million   RMB million
       THE COMPANY
       Shenzhen cargo centre                                                              22             -
       Guangzhou new airport support area                                                 65             -
       Boeing 777 aircraft engines upgrade                                                18            12
       Guangzhou new airport base                                                          -         1,378
       Hubei catering building                                                             -            28
       Zhengzhou ticket selling office                                                     -            22
       Material and engineering system                                                    22            21
       Henan office building                                                               -            14
       Other                                                                             105            57
                                                                                         ---         -----
                                                                                         232         1,532
                                                                                         ---         -----
       SUBSIDIARIES
       Guangzhou new cargo centre                                                        254            68
       Fuzhou Chang Le airport facilities                                                 20            14
       Other                                                                              59            16
                                                                                         ---         -----
                                                                                         333            98
                                                                                         ---         -----
                                                                                         565         1,630
                                                                                         ===         =====

12     INTEREST IN SUBSIDIARIES


                                                                                          THE COMPANY
                                                                                 -------------------------
                                                                                        2004          2003
                                                                                 -----------   -----------
                                                                                 RMB million   RMB million
       Unlisted shares/capital contributions, at cost                                  1,232           978
       Amounts due from subsidiaries                                                     917           468
                                                                                       -----         -----
                                                                                       2,149         1,446
                                                                                       =====         =====

      In 2004, China Southern Airlines (Group) Zhuhai Helicopter Company Limited, a wholly owned subsidiary of the Company, was dissolved. Its operations and assets and liabilities were transferred to the Company. No material gains or losses were incurred by the Company on dissolution of the subsidiary.


      A new subsidiary, Guangzhou Air Cargo Company Limited, was established in 2004.


      Details of the Company's principal subsidiaries are set out in Note 37.

--------------------------------------------------------------------------------
APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP
--------------------------------------------------------------------------------

13    INTEREST IN ASSOCIATES

                                                        THE GROUP                THE COMPANY
                                             --------------------------    ----------------------------
                                                    2004           2003           2004             2003
                                             -----------    -----------    -----------      -----------
                                             RMB million    RMB million    RMB million      RMB million
       Share of attributable net
         assets other than goodwill                  429            422              -                -
       Unlisted capital contributions,
         at cost                                       -              -            357              348
       Impairment loss for investment
         in an associate                               -              -            (61)             (61)
                                                     ---            ---            ---              ---
                                                     429            422            296              287
                                                     ===            ===            ===              ===

       Details of the Group's principal associates are set out in Note 38.

14     INTEREST IN JOINTLY CONTROLLED ENTITIES

                                                        THE GROUP                THE COMPANY
                                             --------------------------    ----------------------------
                                                    2004           2003           2004             2003
                                             -----------    -----------    -----------      -----------
                                             RMB million    RMB million    RMB million      RMB million
       Share of attributable net assets
         other than goodwill                         782            731              -                -
       Unlisted capital contributions,
         at cost                                       -              -            636              564
                                                     ---            ---            ---              ---
                                                     782            731            636              564
                                                     ===            ===            ===              ===


      Details of the Company's principal jointly controlled entities are set out in Note 38.


      An analysis of the Group's attributable share of assets, liabilities, revenues and expenses of the jointly controlled entities is set out below:

                                                                     2004              2003
                                                              -----------       -----------
                                                              RMB million       RMB million
      Non-current assets                                              845               606
      Current assets                                                  794               619
      Non-current liabilities                                        (389)             (236)
      Current liabilities                                            (468)             (258)
                                                                     ----              ----
      Net assets                                                      782               731
                                                                     ====              ====
      Income                                                          762               486
      Expenses                                                       (767)             (525)
                                                                     ----              ----
      Net loss                                                         (5)              (39)
                                                                     ====              ====

--------------------------------------------------------------------------------
APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP
--------------------------------------------------------------------------------

15    OTHER INVESTMENTS

                                                 THE GROUP                        THE COMPANY
                                         -----------------------------      ---------------------------
                                                2004              2003             2004            2003
                                         -----------       -----------      -----------     -----------
                                         RMB million       RMB million      RMB million     RMB million
       NON-CURRENT INVESTMENTS
       Equity securities available
         for sale                                272               204              167             107
                                                 ===               ===              ===             ===

       CURRENT INVESTMENTS
       Equity securities held for
         trading                                 523                 -              502               -
       Debt securities
         held-to-maturity                        160                 -                -               -
                                                 ---               ---              ---             ---
                                                 683                 -              502               -
                                                 ===               ===              ===             ===


16     DEFERRED EXPENDITURE

                                                 THE GROUP                        THE COMPANY
                                         -----------------------------      ---------------------------
                                                2004              2003             2004            2003
                                         -----------       -----------      -----------     -----------
                                         RMB million       RMB million      RMB million     RMB million
       Custom duties and other
         direct costs                             19                26                8              18
       Lump sum housing
         benefits
         (Note 29)                               197               223              197             223
       Deferred loss on aircraft
         sale and leaseback arrangements         100                 -              100               -
                                                 ---               ---              ---             ---
                                                 316               249              305             241
                                                 ===               ===              ===             ===


17     DEFERRED TAX

       Movements in net deferred tax (liabilities)/assets are as follows:

                                                 THE GROUP                        THE COMPANY
                                         -----------------------------      ---------------------------
                                                2004              2003             2004            2003
                                         -----------       -----------      -----------     -----------
                                         RMB million       RMB million      RMB million     RMB million
       Balance at 1 January,                    (398)             (779)             (90)           (507)
       Credited/(charged) to income
        statement (Note 7)
          - current year                         111               (11)             141              25
          - adjustment for change in
            income tax rate                        -               392                -             392
                                                ----              ----              ---            ----
       Balance at 31 December,                  (287)             (398)              51             (90)
                                                ====              ====              ===            ====

--------------------------------------------------------------------------------
APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP
--------------------------------------------------------------------------------

      The net deferred tax (liabilities)/assets at 31 December, 2004 were made up of the following tax effects:

                                                   THE GROUP                       THE COMPANY
                                           -----------------------------      -------------------------
                                                  2004              2003             2004          2003
                                           -----------       -----------      -----------   -----------
                                           RMB million       RMB million      RMB million   RMB million
       Deferred tax assets:
         Tax losses                                 39               223               39           223
         Repairs and maintenance
           accruals                                129                88              125            93
         Repair charges capitalised                254               261              195           199
         Accrued expenses                          146                19              146            19
         Other                                      21                 9               20            11
                                                   ---               ---              ---           ---
       Total deferred tax assets                   589               600              525           545
                                                   ---               ---              ---           ---

       Deferred tax liabilities:
         Repairs and maintenance
           accruals                                 75                81                -             -
         Depreciation of property,
           plant and equipment                     752               848              459           591
         Other                                      49                69               15            44
                                                   ---               ---              ---           ---
       Total deferred tax liabilities              876               998              474           635
                                                   ---               ---              ---           ---
       Net deferred tax
         (liabilities)/assets                     (287)             (398)              51           (90)
                                                  ====              ====              ===           ===

18    INVENTORIES

                                                   THE GROUP                       THE COMPANY
                                           -----------------------------      -------------------------
                                                  2004              2003             2004          2003
                                           -----------       -----------      -----------   -----------
                                           RMB million       RMB million      RMB million   RMB million
       Expendable spare parts and
         maintenance materials                   1,175               486              904           183
       Other supplies                              127                58               95            30
                                                 -----              ----             ----          ----
                                                 1,302               544              999           213
                                                 =====              ====             ====          ====

      No significant amount of inventories was carried at net realisable value at 31 December, 2003 and 2004.

--------------------------------------------------------------------------------
APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP
--------------------------------------------------------------------------------

19    TRADE RECEIVABLES


      Credit terms granted by the Group to sales agents and other customers generally range from one to three months. An ageing analysis of trade receivables, net of provision for doubtful accounts, is set out below:

                                                       THE GROUP                         THE COMPANY
                                             -----------------------------      --------------------------
                                                    2004              2003             2004           2003
                                             -----------       -----------      -----------    -----------
                                             RMB million       RMB million      RMB million    RMB million
Within 1 month                                       998               589              863            446
More than 1 month but less
  than 3 months                                      163               236              133            228
More than 3 months but less
  than 12 months                                      42                 9               39              9
                                                   -----               ---            -----            ---
                                                   1,203               834            1,035            683
                                                   =====               ===            =====            ===

      As at 31 December, 2004, the Group and the Company had an amount due from a fellow subsidiary of RMB52 million (2003: RMB54 million) which was included in trade receivables.


      All of the trade receivables are expected to be recovered within one year.

20    CASH AND CASH EQUIVALENTS

      Cash and cash equivalents comprise cash at bank and in hand and deposits with Southern Airlines Group Finance Company Limited ("SA Finance"), a PRC authorised financial institution controlled by CSAHC and an associate of the Group. In accordance with the financial agreement dated 22 May, 1997 between the Company and SA Finance, all the Group's deposits accepted by SA Finance at 31 December, 2004 were simultaneously placed with several designated major PRC banks by SA Finance. As at 31 December, 2004, the Group's and the Company's deposits with SA Finance amounted to RMB406 million and RMB362 million respectively (2003: RMB366 million and RMB346 million respectively).

--------------------------------------------------------------------------------
APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP
--------------------------------------------------------------------------------

21    BANK AND OTHER LOANS

                                                THE GROUP                         THE COMPANY
                                        -----------------------------       ---------------------------
                                               2004              2003              2004            2003
                                        -----------       -----------       -----------     -----------
                                        RMB million       RMB million       RMB million     RMB million
       BANK LOANS DUE:
       Within one year                       11,518             7,097            10,161           5,959
       In the second year                     1,626               646             1,476             401
       In the third to fifth year,
          inclusive                           6,422             1,224             5,283             826
       After the fifth year                   3,887             2,649             3,781           2,443
                                             ------            ------            ------          ------
                                             23,453            11,616            20,701           9,629
       OTHER LOANS DUE:
       In the second year                         -                 3                 -               -
                                             ------            ------            ------          ------
                                             23,453            11,619            20,701           9,629
       Portion classified as
         current liabilities                (11,518)           (7,097)          (10,161)         (5,959)
                                             ------            ------            ------          ------
                                             11,935             4,522            10,540           3,670
                                             ======            ======            ======          ======

      As at 31 December, 2004, bank loans of the Group and the Company totalling RMB8,620 million and RMB7,783 million respectively (2003: RMB4,902 million and RMB3,823 million respectively) were secured by mortgages over certain of the Group's and the Company's aircraft with carrying amount of RMB11,927 million and RMB10,179 million respectively (2003: RMB6,718 million and RMB4,938 million respectively).


      As at 31 December, 2004, loans to the Group and the Company from SA Finance amounted to RMB256 million and RMB76 million respectively (2003: RMB120 million and RMB 120 million respectively).


      As at 31 December, 2004, certain bank loans were guaranteed by the following parties:

                                                      THE GROUP                        THE COMPANY
                                             -----------------------------      --------------------------
                                                    2004              2003             2004           2003
                                             -----------       -----------      -----------    -----------
                                             RMB million       RMB million      RMB million    RMB million
Industrial Commercial Bank
  of China                                           149                 -              149              -
Export-Import Bank of
  the United States                                1,732             2,208              969          1,236
Bank of China                                        291               357               53            262
CSAHC                                              2,452               359            1,812            229
Guangzhou Baiyun International
  Airport Company Limited                              -                63                -              -
Shenzhen Yingshun Investment
  Development Company Limited                          -                21                -              -
SA Finance                                             9                10                -              -
                                                   -----             -----            -----          -----
                                                   4,633             3,018            2,983          1,727
                                                   =====             =====            =====          =====

--------------------------------------------------------------------------------
APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP
--------------------------------------------------------------------------------

      Details of bank and other loans with original maturity over one year are as follows:

      INTEREST RATES AND FINAL MATURITY

                                                   THE GROUP                       THE COMPANY
                                           ----------------------------     ---------------------------
                                                  2004             2003            2004            2003
                                           -----------      -----------     -----------     -----------
                                           RMB million      RMB million     RMB million     RMB million
 (i)   RENMINBI DENOMINATED LOANS

       Fixed interest rates ranging from
         4.80% to 6.03% per annum as at
         31 December, 2004, with
         maturities through 2009.                1,628                -             135               -

       Non-interest bearing loan from a
         municipal government authority,
         repayable in 2005.                          3                3               -               -

       Floating interest rates ranging
         from 4.94% to 5.76% per
         annum as at 31 December,
         2004, with
         maturities through 2014.                1,217               76           1,217               -

(ii)   US DOLLARS DENOMINATED LOANS

       Floating interest rates ranging
         from 3 months LIBOR+0.65%
         to 0.9% per annum as at
         31 December, 2004, with
         maturities through 2011.                1,426                -           1,426               -

       Floating interest rates ranging
         from 6 months LIBOR+0.3%
         to 1.2% per annum as at
         31 December, 2004, with
         maturities through 2014.                6,578            2,505           6,578           2,505

       Fixed interest rates ranging from
         2.18% to 8.35% per annum as at
         31 December, 2004, with
         maturities through 2011.                2,676            2,626           2,326           1,546
                                                ------            -----          ------           -----
                                                13,528            5,210          11,682           4,051

     Less: Loans due within one year
           classified as current
           liabilities                          (1,593)            (688)         (1,142)           (381)
                                                ------            -----          ------           -----
                                                11,935            4,522          10,540           3,670
                                                ======            =====          ======           =====

      As at 31 December, 2004, bank and other loans of the Group and the Company included short-term bank loans totalling RMB9,925 million and RMB9,019 million respectively (2003: RMB6,409 million and RMB5,578 million respectively). On such date, the Group's and the Company's weighted average interest rate on short-term borrowings were 1.60% and 1.56% per annum respectively (2003: 1.76% and 1.65% per annum respectively).


      As at 31 December, 2004, the Group had banking facilities with several PRC commercial banks for providing loan finance up to an approximate amount of RMB35,750 million (2003: RMB9,860 million). As at 31 December, 2004, an approximate amount of RMB11,525 million (2003: RMB4,412 million) was utilised.

--------------------------------------------------------------------------------
APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP
--------------------------------------------------------------------------------

22    OBLIGATIONS UNDER FINANCE LEASES

      The Group and the Company have commitments under finance lease agreements in respect of aircraft and related equipment expiring during the years 2005 to 2013. As at 31 December, 2004, future payments under these finance leases, which were 67% and 33% respectively (2003: 74% and 26% respectively) denominated in United States dollars and Japanese yen, are as follows:

                                                    THE GROUP AND THE COMPANY
                          ---------------------------------------------------------------------------------
                                                   2004                                    2003
                            OBLIGATIONS        PAYMENTS    INTEREST  OBLIGATIONS       PAYMENTS    INTEREST
                            -----------     ----------- -----------  -----------    ----------- -----------
                            RMB million     RMB million RMB million  RMB million    RMB million RMB million
Balance due:
 Within one year                  2,144           2,580         436        1,298          1,648        350
 In the second year               2,863           3,213         350        1,066          1,357        291
 In the third to fifth
   year, inclusive                6,044           6,540         496        3,909          4,348        439
 After the fifth year               692             722          30          568            608         40
                                 ------          ------       -----        -----          -----      -----
                                 11,743          13,055       1,312        6,841          7,961      1,120
                                 ------          ------       -----        -----          -----      -----
Less: Balance due within
      one year classified
      as current
      liabilities                (2,144)                                  (1,298)
                                 ------                                   ------
                                  9,599                                    5,543
                                 ======                                   ======

      Certain lease financing arrangements comprised finance leases between the Company and certain of its subsidiaries, and corresponding borrowings between such subsidiaries and banks. The Company has guaranteed the subsidiaries' obligations under the bank borrowings and accordingly, the relevant leased assets and obligations are recorded in the Company's balance sheet to reflect the substance of the transactions. The future payments under these leases have therefore been presented by the Company and the Group in amounts that reflect the payments under the bank borrowings between the subsidiaries and banks.


      Under the terms of the leases, the Group has an option to purchase, at or near the end of the lease term, certain aircraft at fair market value and others at either fair market value or a percentage of the respective lessor's defined cost of the aircraft.


      Security, including charges over the assets concerned and relevant insurance policies, is provided to the lessors.


      As at 31 December, 2004, certain of the Group's and the Company's aircraft with carrying amount of RMB11,635 million (2003: RMB7,858 million) were mortgaged to secure facilities with financial institutions granted to lessors totalling RMB11,743 million (2003: RMB6,841 million).

23    AMOUNTS DUE TO RELATED COMPANIES

      Amounts due to related companies, which represent balances with CSAHC and its affiliates, and the Group's associates and jointly controlled entities, are unsecured, interest free and repayable within one year (Note 28).

--------------------------------------------------------------------------------
APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP
--------------------------------------------------------------------------------


24     TRADE PAYABLES

       An ageing analysis of trade payables is set out below:

                                                         THE GROUP                       THE COMPANY
                                                ---------------------------      -------------------------
                                                       2004            2003             2004          2003
                                                -----------     -----------      -----------   -----------
                                                RMB million     RMB million      RMB million   RMB million
       Due within 1 month or on demand                  599             279              505           207
       Due after 1 month but within
         3 months                                       430             278              370           231
       Due after 3 months but within
         6 months                                       525             371              445           308
                                                      -----             ---            -----           ---
                                                      1,554             928            1,320           746
                                                      =====             ===            =====           ===

      As at 31 December, 2004, the Group and the Company had an amount due to a fellow subsidiary of RMB838 million (2003: RMB693 million) which was included in trade payables.


      All of the trade payables are expected to be settled within one year.

25    PROVISION FOR MAJOR OVERHAULS

      Details of provision for major overhauls in respect of aircraft held under operating leases are as follows:

                                                     THE GROUP                          THE COMPANY
                                         ------------------------------       ----------------------------
                                                2004               2003              2004             2003
                                         -----------        -----------       -----------      -----------
                                         RMB million        RMB million       RMB million      RMB million
Balance at 1 January,                            200                194               131               63
Provision for the year                            89                 68                47               68
Through the CNA/XJA Acquisitions                  70                  -                70                -
Amount utilised                                    -                (62)                -                -
                                                 ---                ---               ---              ---
Balance at 31 December,                          359                200               248              131
Less: Current portion included in
          accrued expenses                       (75)               (11)              (62)               -
                                                 ---                ---               ---              ---
                                                 284                189               186              131
                                                 ===                ===               ===              ===

--------------------------------------------------------------------------------
APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP
--------------------------------------------------------------------------------

26     SHARE CAPITAL

                                                                                        2004          2003
                                                                                 -----------   -----------
                                                                                 RMB million   RMB million
       Registered capital:
        2,200,000,000 domestic shares of RMB1.00 each                                  2,200         2,200
        1,174,178,000 H shares of RMB1.00 each                                         1,174         1,174
        1,000,000,000 A shares of RMB1.00 each                                         1,000         1,000
                                                                                       -----         -----
                                                                                       4,374         4,374
                                                                                       =====         =====

       Issued and paid up capital:
        2,200,000,000 domestic shares of RMB1.00 each                                  2,200         2,200
        1,174,178,000 H shares of RMB1.00 each                                         1,174         1,174
        1,000,000,000 A shares of RMB1.00 each                                         1,000         1,000
                                                                                       -----         -----
                                                                                       4,374         4,374
                                                                                       =====         =====

      In July 2003, the Company issued 1,000,000,000 A shares with a par value of RMB1.00 each at an issue price of RMB2.70 by way of a public offering to natural persons and institutional investors in the PRC. The share premium received by the Company, net of the issuance costs of RMB59 million, amounted to RMB1,641 million and was credited to share premium account.


      All the domestic, H and A shares rank pari passu in all material respects.

--------------------------------------------------------------------------------
APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP
--------------------------------------------------------------------------------

27    RESERVES

                                                      THE GROUP                       THE COMPANY
                                             ----------------------------     ---------------------------
                                                    2004             2003            2004            2003
                                             -----------      -----------     -----------     -----------
                                      Note   RMB million      RMB million     RMB million     RMB million
                                      ----
    SHARE PREMIUM

      Balance at 1 January                        5,325            3,684           5,325           3,684
        Share premium from
          issuance of shares, net of
          related issuance costs                      -            1,641               -           1,641
                                                  -----            -----           -----           -----
      Balance at 31 December                      5,325            5,325           5,325           5,325
                                                  -----            -----           -----           -----
    STATUTORY SURPLUS RESERVE         (a)


      Balance at 1 January                          361              337             339             338
        Transfer from income
          statement                                  41               24              10               1
                                                  -----            -----           -----           -----
      Balance at 31 December                        402              361             349             339
                                                  -----            -----           -----           -----


    STATUTORY PUBLIC WELFARE FUND     (b)

      Balance at 1 January                          173              172             172             171
        Transfer from income
          statement                                  20                1               5               1
                                                  -----            -----           -----           -----
      Balance at 31 December                        193              173             177             172
                                                  -----            -----           -----           -----
    DISCRETIONARY SURPLUS RESERVE     (c)

      Balance at 1 January and
        31 December                                  77               77              77              77
                                                  -----            -----           -----           -----
    RETAINED EARNINGS

      Balance at 1 January                        1,586            1,969            (138)            446
        Loss for the year                           (48)            (358)           (169)           (581)
        Appropriations to
          reserves                                  (61)             (25)            (15)             (3)
                                                  -----            -----           -----           -----
      Balance at 31 December                      1,477            1,586            (322)           (138)
                                                  -----            -----           -----           -----
       TOTAL                                      7,474            7,522           5,606           5,775
                                                  =====            =====           =====           =====


      Notes:

      (a) According to the PRC Company Law and the Articles of Association of the Company and certain of its subsidiaries, the Company and the relevant subsidiaries are required to transfer 10% of their annual net profits after taxation, as determined under relevant PRC accounting regulations, to a statutory surplus reserve until the reserve balance reaches 50% of the registered capital. The transfer to this reserve must be made before distribution of a dividend to shareholders.

            Statutory surplus reserve can be used to offset prior years' losses, if any, and may be converted into share capital by the issue of new shares to shareholders in proportion to their existing shareholding or by increasing the par value of the shares currently held by them, provided that the balance after such issue is not less than 25% of the registered capital.

--------------------------------------------------------------------------------
APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP
--------------------------------------------------------------------------------

      (b) According to the PRC Company Law and the Articles of Association of the Company and certain of its subsidiaries, the Company and the relevant subsidiaries are required to transfer between 5% and 10% of their annual net profits after taxation, as determined under PRC accounting regulations, to the statutory public welfare fund. This fund can only be utilised on capital items for the collective benefits of the Company's and the relevant subsidiaries' employees such as the construction of dormitories, canteen and other staff welfare facilities. This fund is non-distributable other than in liquidation. The transfer to this fund must be made before distribution of a dividend to shareholders.

      (c) The usage of this reserve is similar to that of statutory surplus reserve.

      (d) Under PRC Company Law and the Company's Articles of Association, the net profit after taxation as reported in the PRC statutory financial statements of the Company can only be distributed as dividends after allowances have been made for:

            (i)   making up cumulative prior years' losses, if any;

            (ii) allocations to the statutory surplus reserve of at least 10% of after-tax profit, until the fund aggregates to 50% of the Company's registered capital;

            (iii) allocations of 5% to 10% of after-tax profit to the Company's statutory public welfare fund; and

            (iv) allocations to the discretionary surplus reserve, if approved by the shareholders.

            Pursuant to the Articles of Association of the Company, the net profit of the Company for the purpose of profit distribution is deemed to be the lesser of (i) the net profit determined in accordance with the PRC accounting regulations and (ii) the net profit determined in accordance with IFRS; or if the financial statements of the Company are not prepared in accordance with IFRS, the accounting standards of one of the countries in which its shares are listed. As at 31 December, 2004 the Company did not have any distributable reserves (2003: Nil).

--------------------------------------------------------------------------------
APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP
--------------------------------------------------------------------------------


28    RELATED PARTY TRANSACTIONS

      The Group obtained various operational and financial services provided by CSAHC and its affiliates, and the Group's associates and jointly controlled entities during the normal course of its business.


      The following is a summary of significant transactions carried out in the normal course of business between the Group, CSAHC and its affiliates, and the Group's associates and jointly controlled entities during the year:

                                                                  Note                2004           2003
                                                                  ----          -----------    -----------
                                                                                RMB million    RMB million
EXPENSES
PAID TO CSAHC AND ITS AFFILIATES
Handling charges                                                   (a)                   33             27
Wet lease rentals                                                  (b)                    -             36
Sundry aviation supplies                                           (c)                   66             43
Commission expense                                                 (d)                    2              5
Air catering expense                                               (e)                   50             28
Housing benefits                                                   (f)                   85             85
Lease charges for land and buildings                               (g)                   18             15
PAID TO ASSOCIATES AND JOINTLY CONTROLLED ENTITIES
Repairing charges                                                  (h)                1,159            693
Flight simulation service charges                                  (i)                  100            101
Interest expense                                                   (j)                    3              -
INCOME
RECEIVED FROM ASSOCIATES AND JOINTLY CONTROLLED ENTITIES
Interest income                                                    (k)                    4              3
Rental income                                                      (l)                   34             34
OTHERS
Short term advances from CSAHC                                     (m)                    -            166
Refund of medical benefit payments                                 (n)                    -             58
CNA/XJA Acquisitions                                               (o)               15,522              -
                                                                                     ======           ====


      Notes:

      (a) Handling charges represent fees payable to Southern Airlines (Group) Import and Export Trading Company, a wholly owned subsidiary of CSAHC, in connection with the procurement of aircraft and flight equipment on the Group's behalf. Handling charges are calculated based on a fixed percentage of the purchase value and other charges.

      (b) Wet lease rentals in 2003 represented rentals payable to Xinjiang Airlines Company, a subsidiary of CSAHC, pursuant to a wet lease agreement in respect of a Boeing 757-200 aircraft effective from October 2002. The wet lease agreement was terminated in April 2003.

      (c) Sundry aviation supplies represent purchases of aviation supplies from Southern Airlines (Group) Economic Development Company, a subsidiary of CSAHC. Prices charged by this supplier to the Group are similar to those charged to other PRC airlines.

      (d) Commission expense represents commissions payable to certain subsidiaries of CSAHC in connection with services provided in exchange for air tickets sold by them. These commissions are calculated based on a fixed rate ranging from 1.5% to 12% on the ticket value.

      (e) Air catering expense represents purchases of inflight meals and related services from Shenzhen Air Catering Company Limited, a cooperative joint venture established in the PRC, in respect of which CSAHC is entitled to 33% of its profits after tax.

      (f) Housing benefits represent a fixed annual fee payable to CSAHC in respect of the provision of quarters to the eligible employees of the Group (Note 29).

--------------------------------------------------------------------------------
APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP
--------------------------------------------------------------------------------


      (g) Charges were paid to CSAHC under certain lease agreements in respect of certain land and buildings in the PRC (Note 10(c)).

      (h) Repairing charges represent fees incurred by the Group in connection with aircraft repair and maintenance services rendered by Guangzhou Aircraft Maintenance Engineering Company Limited ("GAMECO") and MTU Maintenance Zhuhai Co., Ltd. ("MTU Zhuhai"). GAMECO and MTU Zhuhai are jointly controlled entities of the Company.

      (i) Flight simulation service charges represent fees incurred by the Group in connection with flight simulation services provided by Zhuhai Xiang Yi Aviation Technology Company Limited ("Zhuhai Xiang Yi"), a jointly controlled entity of the Company.

      (j) Interest expense represents interest paid to loans from SA Finance. The applicable interest rate in determined in accordance with borrowing rate published by the PRC (Note 21).

      (k) Interest income represents interest received from deposits placed with SA Finance. The applicable interest rate is determined in accordance with the deposit rate published by the PRC (Note 20).

      (l) Rental income represents rental received under certain operating lease agreements where the Company leases certain flight training facilities and buildings to Zhuhai Xiang Yi (Note 10(f)).

      (m) During 2003, CSAHC made short term advances to the Group. These advances were unsecured, interest free and fully repaid in 2004.

      (n) Prior to 1 January, 2002, the Group paid a fixed annual fee to CSAHC in return for CSAHC providing medical benefit, transportation subsidies and other welfare facilities to the retirees of the Group. Such arrangement was terminated on 1 January, 2002. During 2003, CSAHC refunded to the Group the difference between the aggregate fixed annual fees received from the Group and the aggregate cost of services incurred by CSAHC under the above agreement.

      (o) As disclosed in Note 1 to the financial statements, on 31 December, 2004 the Company acquired the airline operations and certain related assets of CNA and XJA at a total consideration of RMB15,522 million, which was partly satisfied by assumption of debts and liabilities of CNA and XJA totalling RMB13,563 million outstanding as at that date. The remaining consideration payable of RMB1,959 million will be satisfied in cash.

      In addition to the above, certain business undertakings of CSAHC also provided hotel and other services to the Group during the year. The total amount involved is not material to the results of the Group for the year.


      The directors of the Company are of the opinion that the above transactions with related parties were entered into in the normal course of business and on normal commercial terms or in accordance with the agreements governing such transactions.

29    RETIREMENT AND HOUSING BENEFITS

      Employees of the Group participate in several defined contribution retirement schemes organised separately by PRC municipal governments in regions where the major operations of the Group are located. The Group is required to contribute to these schemes at the rates ranging from 14% to 20% (2003: 14% to 19%) of salary costs including certain allowances. A member of the retirement schemes is entitled to pension benefits equal to a fixed proportion of the salary at the retirement date. The retirement benefit obligations of all existing and future retired staff of the Group are assumed by these schemes.


      In addition, the Group was selected as one of the pilot enterprises to establish a supplementary defined contribution retirement scheme for the benefit of employees. In this connection, employees of the Group participate in a supplementary defined contribution retirement scheme whereby the Group is required to make defined contributions at a rate of 4.5% of total salaries. The Group has no obligation for the payment of pension benefits beyond the contributions described above. Contributions to the retirement schemes are charged to the income statement as and when incurred.


      Furthermore, pursuant to the comprehensive services agreement (the "Services Agreement") dated 22 May, 1997 between the Company and CSAHC, CSAHC agrees to provide adequate quarters to eligible employees of the Group as and when required. In return, the Group agrees to pay a fixed annual fee of RMB85 million to CSAHC for a ten-year period effective 1 January, 1995.

--------------------------------------------------------------------------------
APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP
--------------------------------------------------------------------------------

      Pursuant to an additional staff housing benefit scheme effective September 2002, the Group agreed to pay lump sum housing allowances to certain employees who have not received quarters from CSAHC or the Group according to the relevant PRC housing reform policy, for subsidising their purchases of housing. Such expenditure has been deferred and amortised on a straight line basis over a period of 10 years, which represents the vesting benefit period of the employees. An employee who quits prior to the end of the vesting benefit period is required to pay back a portion of the lump sum housing benefits determined on a pro-rata basis of the vesting benefit period. The Group has the right to effect a charge on the employee's house and to enforce repayment through selling the house in the event of default in repayment. Any shortfall in repayment would be charged against income statement. As at 31 December, 2004, the Group already made payments totalling RMB191 million (2003: RMB130 million) under the scheme and recorded its remaining contractual liabilities totalling RMB69 million (2003: RMB130 million) as accrued expenses on its balance sheet. Housing allowances are payable when applications are received from eligible employees.

30    COMMITMENTS

      (a)   CAPITAL COMMITMENTS

            As at 31 December, 2004, the Group and the Company had capital commitments as follows:


                                                     THE GROUP                          THE COMPANY
                                          -----------------------------        ---------------------------
                                                 2004              2003               2004            2003
                                          -----------       -----------        -----------     -----------
                                          RMB million       RMB million        RMB million     RMB million
   Commitments in respect of
     aircraft and related
     equipment (Note)
     -  authorised and
         contracted for                        11,776            10,615             10,121           7,739
     -  authorised but not
         contracted for                        13,571                 -             13,571               -
                                               ------            ------             ------          ------
                                               25,347            10,615             23,692           7,739
                                               ------            ------             ------          ------
   Commitments in respect of
     investments in the
     Guangzhou new airport
     -  authorised and
         contracted for                           110               617                110             617
     -  authorised but not
         contracted for                           714             1,455                714           1,455
                                               ------            ------             ------          ------
                                                  824             2,072                824           2,072
                                               ------            ------             ------          ------
   Other commitments
     -  authorised and
         contracted for                           132               233                117              30
     -  authorised but not
         contracted for                           568               708                200             229
                                               ------            ------             ------          ------
                                                  700               941                317             259
                                               ------            ------             ------          ------
                                               26,871            13,628             24,833          10,070
                                               ======            ======             ======          ======

--------------------------------------------------------------------------------
APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP
--------------------------------------------------------------------------------

      Note: As at 31 December, 2004, the Group had on order five Boeing 737-700 aircraft, six Airbus 319-100 aircraft, fifteen Airbus 320-200 aircraft, two Airbus 321-200 aircraft, four Airbus 330-200 aircraft, one Embraer ERJ-145 aircraft and certain flight equipment, scheduled for deliveries in 2005 to 2007. Deposits of RMB4,640 million have been made towards the purchase of these aircraft and related equipment. As at 31 December, 2004, the approximate total future payments, including estimated amounts for price escalation through anticipated delivery dates for these aircraft and related equipment are as follows:

                                                  THE GROUP                            THE COMPANY
                                       -------------------------------         ---------------------------
                                              2004                2003                2004            2003
                                       -----------         -----------         -----------     -----------
                                       RMB million         RMB million         RMB million     RMB million
Year ended/ending
  31 December
2004                                             -               4,585                   -           3,249
2005                                         8,748               6,030               7,093           4,490
2006                                         2,996                   -               2,996               -
2007                                            32                   -                  32               -
                                       -----------         -----------         -----------     -----------
                                            11,776              10,615              10,121           7,739
                                       ===========         ===========         ===========     ===========

      As at 31 December, 2004, the Group's and the Company's attributable share of the capital commitments of jointly controlled entities was as follows:

                                                                                       2004           2003
                                                                                -----------    -----------
                                                                                RMB million    RMB million
       Authorised and contracted for                                                      -             24
       Authorised but not contracted for                                                156            284
                                                                                -----------    -----------
                                                                                        156            308
                                                                                ===========    ===========

      (b)  OPERATING LEASE COMMITMENTS

      As at 31 December, 2004, commitments under non-cancellable aircraft and flight equipment operating leases were as follows:

                                                   THE GROUP                           THE COMPANY
                                           -----------------------------        --------------------------
                                                  2004              2003               2004           2003
                                           -----------       -----------        -----------    -----------
                                           RMB million       RMB million        RMB million    RMB million
Payments due
  Within one year                                1,761             1,483              1,488          1,194
  In the second to fifth year,
    inclusive                                    9,207             4,248              8,602          3,579
  After the fifth year                           1,782             2,389              1,761          2,278
                                           -----------       -----------        -----------    -----------
                                                12,750             8,120             11,851          7,051
                                           ===========       ===========        ===========    ===========

--------------------------------------------------------------------------------
APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP
--------------------------------------------------------------------------------



      (c) INVESTING COMMITMENTS

          At 31 December, 2004, the Group and the Company committed to make capital contributions in respect of:

                                                                                      2004            2003
                                                                               -----------     -----------
                                                                               RMB million     RMB million

Subsidiaries                                                                           181               -
Jointly controlled entities                                                             83             446
                                                                               -----------     -----------

                                                                                       264             446
                                                                               ===========     ===========

31       CONTINGENT LIABILITIES

         (a) Pursuant to the Reorganisation of CSAHC effected in 1995 (Note 1), the Company assumed the airline and airline-related businesses together with the relevant assets and liabilities from CSAHC. The Company has been advised by its PRC lawyers that, except for liabilities constituting or arising out of or relating to the businesses assumed by the Company in the Reorganisation, no other liabilities were assumed by the Company, and the Company is not jointly and severally liable for other debts and obligations incurred by CSAHC prior to the Reorganisation. There are not, however, any definitive PRC regulations or other pronouncements confirming such conclusion.

         (b) The Group leases from CSAHC certain land in Guangzhou and certain land and buildings in Wuhan, Haikou and Zhengzhou. The Group has a significant investment in buildings and other leasehold improvements located on such land. However, such land in Guangzhou and such land and buildings in Wuhan, Haikou and Zhengzhou lack adequate documentation evidencing CSAHC's rights thereto.

              With respect to the facilities in Guangzhou, CSAHC has received written assurance from the CAAC to the effect that CSAHC is entitled to continued use and occupancy of the land in Guangzhou. The Company understands that the CAAC is basing its conclusion on an agreement among certain government authorities relating to such land. Such assurance does not constitute formal evidence of CSAHC's right to transfer, mortgage or lease such real property interests. The Group cannot predict the magnitude of the effect on its financial condition or results of operations to the extent that their uses of one or more of these parcels of land or the related facilities were successfully challenged. CSAHC has agreed to indemnify the Group against any loss or damage caused by any challenge or interference with the Group's use of any of its land and buildings.

         (c) The Company is involved in a civil litigation (Hong Kong High Court Action No. 515 of 2001) ("Litigation") which commenced in 2003. According to the writ of summons for the Litigation, New Link Consultants Limited, the plaintiff claimed unspecified damages against the Group (as one of the defendants to the Litigation) for breach of the agreement on the basis of certain evidence proving that United Aero-Supplies System of China, Limited ("UASSC") entered into an agreement with the defendants for exclusive purchase of aviation equipment consigned to UASSC for sale and, that as the defendants failed to perform the agreement, UASSC should have the right to compensation. Since UASSC is in the course of its winding up proceedings, all the rights and benefits of UASSC in connection with the claim have been transferred to the plaintiff. Based on the opinion given by the Company's legal advisors, the directors of the Company consider that the Company has a valid defence against the claim and that a provision for such claim and/or the associated legal costs is not required.

--------------------------------------------------------------------------------
APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP
--------------------------------------------------------------------------------

32    FINANCIAL STATEMENTS

      Financial assets of the Group include cash and cash equivalents, trade receivables, other receivables and short-term investments. Financial liabilities of the Group include bank and other loans, amounts due to related companies, trade payables, bills payable, other liabilities and taxes payable.

      LIQUIDITY RISK

           As at 31 December, 2004, the Group's net current liabilities amounted to RMB18,855 million (2003: RMB10,792 million). For the year ended 31 December, 2004, the Group recorded a net cash inflow from operating activities of RMB3,596 million (2003: RMB2,129 million), a net cash outflow from investing activities and financing activities of RMB2,593 million (2003: RMB3,819 million) and an increase in cash and cash equivalents of RMB1,003 million (2003: decrease of RMB1,690 million).


           In 2005 and thereafter, the liquidity of the Group is primarily dependent on its ability to maintain adequate cash inflow from operations to meet its debt obligations as they fall due, and on its ability to obtain adequate external finance to meet its committed future capital expenditures. The Group has obtained firm commitments from its principal bankers to renew its short-term bank loans outstanding at 31 December, 2004 when they fall due during 2005. In relation to its future capital commitments and other financing requirements, the Group has already entered into loan financing agreements with several PRC banks to provide loan finance up to an approximate amount of RMB24,225 million during 2005 and thereafter. The directors of the Company believe that such financing will be available to the Group.


           The directors of the Company have carried out a detailed review of the cash flow forecast of the Group for the twelve months ending 31 December, 2005. Based on such forecast, the directors have determined that adequate liquidity exists to finance the working capital and capital expenditure requirements of the Group during that period. In preparing the cash flow forecast, the directors have considered historical cash requirements of the Group as well as other key factors, including the availability of the above-mentioned loan finance which may impact the operations of the Group during the next twelve-month period. The directors are of the opinion that the assumptions and sensitivities which are included in the cash flow forecast are reasonable. However, as with all assumptions in regard to future events, these are subject to inherent limitations and uncertainties and some or all of these assumptions may not be realised.

      BUSINESS RISK

           The Group conducts its principal operations in the PRC and accordingly is subject to special considerations and significant risks not typically associated with investments in equity securities of the United States of America and Western European companies. These include risks associated with, among others, the political, economic and legal environment, influence of the CAAC over many aspects of its operations, and competition, in the passenger, cargo and mail airlines services industry.

      INTEREST RATE RISK

           The interest rates and maturity information of the Group's bank and other loans, and maturity information of the Group's finance lease obligations are disclosed in Notes 21 and 22 respectively.

      FOREIGN CURRENCY RISK

           The Group has significant exposure to foreign currency as substantially all of the Group's lease obligations and bank loans are denominated in foreign currencies, principally US dollars, and to a lesser extent, Japanese Yen. Depreciation or appreciation of the Renminbi against foreign currencies affects the Group's results significantly because the Group's foreign currency payments generally exceed its foreign currency receipts. The Group is not able to hedge its foreign currency exposure effectively other than by retaining its foreign currency denominated earnings and receipts to the extent permitted by the State Administration of Foreign Exchange, or subject to certain restrictive conditions, entering into forward foreign exchange contracts with authorised PRC banks.

--------------------------------------------------------------------------------
APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP
--------------------------------------------------------------------------------



      CREDIT RISKS

            Substantially all of the Group's cash and cash equivalents are deposited with PRC financial institutions.


            A significant portion of the Group's air tickets are sold by agents participating in the Billing and Settlement Plan ("BSP"), a clearing scheme between airlines and sales agents organised by International Air Transportation Association. As of 31 December, 2004, the balance due from BSP agents amounted to RMB411 million (2003: RMB446 million).

      SELF INSURANCE RISK

            The Group maintains a limited amount of property insurance in respect of certain personal and real property.

      FAIR VALUE

            The carrying amounts and estimated fair values of significant financial assets and liabilities at 31 December, 2003 and 2004 are set out below:

                                                        2004                                 2003
                                             ---------------------------          ------------------------
                                                CARRYING                             CARRYING
                                                  AMOUNT      FAIR VALUE               AMOUNT   FAIR VALUE
                                             -----------     -----------          -----------  -----------
                                             RMB million     RMB million          RMB million  RMB million
THE GROUP
Cash and cash equivalents                          3,083           3,083                2,080        2,080
Trade receivables                                  1,203           1,203                  834          834
Other receivables                                    616             616                  296          296
Short-term investments                               683             683                    -            -
Bank and other loans                              23,453          23,665               11,619       11,907
Amounts due to related
  companies                                        2,330           2,330                  929          929
Trade payables                                     1,554           1,554                  928          928
Bills payable                                        136             136                  438          438
Other liabilities                                  2,974           2,974                1,020        1,020
Taxes payable                                         39              39                   90           90
                                             ===========     ===========          ===========  ===========



                                                        2004                                 2003
                                             ---------------------------          ------------------------
                                                CARRYING                             CARRYING
                                                  AMOUNT      FAIR VALUE               AMOUNT   FAIR VALUE
                                             -----------     -----------          -----------  -----------
                                             RMB million     RMB million          RMB million  RMB million
THE COMPANY
Cash and cash equivalents                          2,302           2,302                1,405        1,405
Trade receivables                                  1,035           1,035                  683          683
Other receivables                                    391             391                  222          222
Short-term investments                               502             502                    -            -
Bank and other loans                              20,701          20,862                9,629        9,837
Amounts due to related
  companies                                        2,278           2,278                  871          871
Trade payables                                     1,320           1,320                  746          746
Bills payable                                        136             136                  438          438
Other liabilities                                  2,467           2,467                  854          854
Taxes payable                                          -               -                   48           48
                                             ===========     ===========          ===========  ===========


--------------------------------------------------------------------------------
APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP
--------------------------------------------------------------------------------



            The following methods and assumptions were used to estimate the fair value for each class of financial instrument:

            (i) Cash and cash equivalents, trade receivables, other receivables, short-term investments, amounts due to related companies, trade payables, bills payable, other liabilities and taxes payable

            The carrying values approximate fair value because of the short maturities of these instruments.

            (ii)  Bank and other loans

            The fair value has been estimated by applying a discounted cash flow approach using interest rates available to the Group for similar indebtedness.


            The economic characteristics of the Group's leases vary from lease to lease. It is impractical to compare such leases with those prevailing in the market within the constraints of timeliness and cost for the purpose of estimating the fair value of such leases. Other investments represent unquoted available-for-sale equity securities of companies established in the PRC. There is no quoted market price for such equity securities and accordingly a reasonable estimate of the fair value could not be made without incurring excessive costs.

            Fair value estimates are made at a specific point in time and are based on relevant market information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

--------------------------------------------------------------------------------
APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP
--------------------------------------------------------------------------------

3     SEGMENTAL INFORMATION

      The Group operates principally as a single business segment for the provision of air transportation services. The analysis of turnover and operating profit by geographical segment is based on the following criteria:

      (i) Traffic revenue from domestic services within the PRC (excluding Hong Kong) is attributed to the domestic operation. Traffic revenue from inbound/outbound services between the PRC and Hong Kong, and the PRC and overseas destinations is attributed to the Hong Kong regional operation and international operation respectively.

     (ii) Other revenue from ticket selling, general aviation and ground services, air catering and other miscellaneous services is attributed on the basis of where the services are performed.

     Geographic information about the Group's turnover and operating profit/(loss) is as follows:

                                                              HONG KONG
                                               DOMESTIC        REGIONAL       *INTERNATIONAL         TOTAL
                                            -----------     -----------       --------------   -----------
                                            RMB million     RMB million         RMB million    RMB million
2004
Traffic revenue                                  17,742           1,180                4,422        23,344
Other operating revenue                             630               -                    -           630
                                            -----------     -----------          -----------   -----------

Turnover                                         18,372           1,180                4,422        23,974
                                            ===========     ===========          ===========   ===========

Operating profit                                    650              67                  192           909
                                            ===========     ===========          ===========   ===========

2003
Traffic revenue                                  13,087             808                3,070        16,965
Other operating revenue                             436               -                   69           505
                                            -----------     -----------          -----------   -----------

Turnover                                         13,523             808                3,139        17,470
                                            ===========     ===========          ===========   ===========

Operating profit/(loss)                             440             (29)                  45           456
                                            ===========     ===========          ===========   ===========

* Mainly routes between the PRC and Asian countries, the United States of America, the Netherlands, Belgium, Australia and France.

      The major revenue-earning assets of the Group are its aircraft fleet, most of which are registered in the PRC. Since the Group's aircraft fleet is employed flexibly across its route network, there is no suitable basis of allocating such assets to geographic segments. Substantially all of the Group's non-aircraft identifiable assets are located in the PRC.

--------------------------------------------------------------------------------
APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP
--------------------------------------------------------------------------------

34       RECONCILIATION AND SUPPLEMENTARY STATEMENT OF CASH FLOW INFORMATION

         (a) THE RECONCILIATION OF PROFIT/(LOSS) BEFORE TAXATION AND MINORITY INTERESTS TO CASH INFLOWS FROM OPERATIONS IS AS FOLLOWS:

                                                                                2004               2003
                                                                         -----------        -----------
                                                                         RMB million        RMB million
Profit/(loss) before taxation and minority interests                             233               (511)
  Depreciation and amortisation of property,
    plant and equipment                                                        2,363              1,998
  Other amortisation                                                              50                 40
  Amortisation of deferred credits                                                (4)                (2)
  Share of associates' results                                                   (12)               (48)
  Share of jointly controlled entities' results                                    5                 39
  Loss on disposal of property, plant and equipment                                1                 22
  Interest income                                                                (22)               (13)
  Interest expense                                                               725                824
  Net realised and unrealised gain on equity securities held for
    trading                                                                      (15)                 -
  Unrealised exchange loss, net                                                   42                177
  (Increase)/decrease in inventories                                             (29)                 2
  Increase in trade receivables                                                 (218)              (162)
  (Increase)/decrease in other receivables                                      (166)                77
  Increase in prepaid expenses and other assets                                  (31)                (6)
  Increase in deferred expenditure                                                (2)                 -
  (Decrease)/increase in amounts due to
    related companies                                                           (586)               404
  Increase in trade payables                                                     344                396
  Decrease in bills payable                                                     (374)              (862)
  Increase in sales in advance of carriage                                       408                 76
  Increase in accrued expenses                                                   507                203
  Increase in other liabilities                                                1,223                373
  Increase in provision for major overhauls                                      113                 48
                                                                         -----------        -----------
Cash inflows from operations                                                   4,555              3,075
                                                                         ===========        ===========

--------------------------------------------------------------------------------
APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP
--------------------------------------------------------------------------------


      (b) EFFECT OF THE CNA/XJA ACQUISITIONS


                                                                                                      2004
                                                                                               -----------
                                                                                               RMB million
          Assets acquired:

                Property, plant and equipment                                                       12,980
                Cash and cash equivalents                                                              398
                Trade receivables                                                                      314
                Inventories                                                                            729
                Other                                                                                1,101
                                                                                               -----------

                                                                                                    15,522
                                                                                               ===========
             Liabilities assumed:
                Bank and other loans                                                                 4,587
                Obligations under finance leases                                                     6,125
                Trade payables                                                                         343
                Accrued expenses                                                                     1,475
                Other                                                                                1,033
                                                                                               -----------

                                                                                                    13,563
                                                                                               -----------

              Net identifiable assets and liabilities                                                1,959
                                                                                               ===========

              Cash consideration payable and not yet settled                                         1,959
                                                                                               ===========

              Net cash inflow from acquisitions - cash and cash equivalents acquired                   398
                                                                                               ===========


35    ULTIMATE HOLDING COMPANY

      The directors of the Company consider the ultimate holding company to be CSAHC, a state-owned enterprise established in the PRC.

36    SUBSEQUENT EVENTS

      In January 2005, the Company, as a lessee, entered into an agreement with an independent lessor for operating leases of nine Boeing 737-800 aircraft for a term of seven years with total future lease payments totalling approximately RMB1,721 million, scheduled for deliveries in 2005 and 2006.


      In January 2005, China Aviation Supplies Import and Export Corporation, as a sole importing agent, entered into, on behalf of several PRC airlines including the Group, a general purchase agreement with the Boeing Company for the import of Boeing B7E7 aircraft. The Company, being one of the ultimate users for thirteen of the Boeing B7E7 aircraft, endorsed the general purchase agreement. The Company is currently in negotiation with the Boeing Company regarding the purchase agreements on such aircraft.


      In March 2005, the Company, as a lessee, entered into another agreement with an independent lessor for operating leases of a total of twenty-five aircraft comprising five Boeing 737-700 aircraft, five Boeing 737-800 aircraft, five Airbus 320-200 aircraft and ten Airbus 321-200 aircraft with scheduled deliveries in 2006 and 2007. The term of the lease ranges from ten to twelve years with total future lease payments totalling approximately RMB8,243 million.


      In April 2005, the Company entered into a purchase agreement with Airbus SNC for the purchase of five Airbus A380 aircraft, scheduled for deliveries in 2007 to 2010.

--------------------------------------------------------------------------------
APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP
--------------------------------------------------------------------------------

37    SUBSIDIARIES


      The particulars of the Company's principal subsidiaries at 31 December, 2004 are as follows:


                                                               ATTRIBUTABLE
                                                                  EQUITY
                                      PLACE AND DATE OF          INTEREST                  ISSUED/
                                      ESTABLISHMENT/      ---------------------         REGISTERED      PRINCIPAL
NAME OF COMPANY                       OPERATION            DIRECT      INDIRECT           CAPITAL#     ACTIVITIES
---------------                       ----------------     ------      --------         ----------     ----------
                                                                %             %
Guangxi Airlines Company Limited (a)  PRC                      60             -         170,900,000    Airline
                                      28 April, 1994

Southern Airlines (Group) Shantou     PRC                      60             -         280,000,000    Airline
 Airlines Company Limited (a)         20 July, 1993

Zhuhai Airlines Company Limited (a)   PRC                      60             -         250,000,000    Airline
                                      8 May, 1995

Xiamen Airlines Company Limited (a)   PRC                      60             -         700,000,000    Airline
                                      11 August, 1984

Guizhou Airlines Company Limited (a)  PRC                      60             -          80,000,000    Airline
                                      12 November, 1991

Guangzhou Air Cargo Company           PRC                      70             -         238,000,000    Cargo services
 Limited (a)                          31 March, 2004

Guangzhou Baiyun International        PRC                      61             -          20,000,000    Logistics operations
 Logistic Company Ltd (a)             23 July, 2002

Guangzhou Nanland Air Catering        PRC                      51             -          55,980,000    Air catering
 Company Limited (b)                  21 November, 1989

China Northern Airlines Aircraft      PRC                      75             -        US$3,800,000    Aircraft repair and
 Maintenance Co., Ltd (a)             8 November, 1997                                                 maintenance services

Xinjiang Aviation Ground Service      PRC                      60             -          15,000,000    Airport groundservices
 Company Ltd (a)                      27 May, 2002

China Southern West Australian        Australia                65             -           A$100,000    Pilot training services
 Flying College Pty Limited           26 January, 1971

Xinjiang Civil Aviation Property      PRC                    51.8             -         251,332,832    Utility service
 Management Limited (a)               12 December, 2002

Guangzhou Aviation Hotel (a)          PRC                      90             -          63,290,000    Hotel operation
                                      8 January, 1997

South China International Aviation &  PRC                      90             -           2,100,000    Travel services
 Travel Services Company (a)          11 May, 1992

CZ Flamingo Limited                   Cayman Islands          100             -            US$1,000    Aircraft leasing
                                      8 December, 1993

CZ Skylark Limited                    Cayman Islands          100             -            US$1,000    Aircraft leasing
                                      17 November, 1993

CZ Kapok Limited                      Cayman Islands          100             -            US$1,000    Aircraft leasing
                                      26 October, 1993

--------------------------------------------------------------------------------
APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP
--------------------------------------------------------------------------------


                                                               ATTRIBUTABLE
                                                                  EQUITY
                                      PLACE AND DATE OF          INTEREST                  ISSUED/
                                      ESTABLISHMENT/      ---------------------         REGISTERED      PRINCIPAL
NAME OF COMPANY                       OPERATION            DIRECT      INDIRECT           CAPITAL#     ACTIVITIES
---------------                       ----------------     ------      --------         ----------     ----------
                                                                %             %
CSA-I Limited                         Cayman Islands         100              -           US$1,000     Aircraft leasing
                                      1 September, 1993

CZ93B Limited                         Cayman Islands         100              -           US$1,000     Aircraft leasing
                                      11 May, 1993

CZ97A Limited                         Cayman Islands         100              -           US$1,000     Aircraft leasing
                                      2 January, 1997

Zhong Yuan 99A Limited                Cayman Islands         100              -           US$1,000     Aircraft leasing
                                      15 February, 1999

CXA92A Limited                        Cayman Islands           -             60           US$1,000     Aircraft leasing
                                      3 August, 1992

CXA93A Limited                        Cayman Islands           -             60           US$1,000     Aircraft leasing
                                      1 July, 1993

CXA95B Limited                        Cayman Islands           -             60           US$1,000     Aircraft leasing
                                      7 July, 1995

CXA95C Limited                        Cayman Islands           -             60           US$1,000     Aircraft leasing
                                      16 October, 1995

CXA98A Limited                        Cayman Islands           -             60           US$1,000     Aircraft leasing
                                      20 March, 1998

Xiamen Aviation Property              PRC                      -             60          5,000,000     Property development
 Development Company (a)              22 June, 1993

Xiamen Aviation Supplies              PRC                      -             60          8,560,000     Aviation supplies
 Limited (a)                          30 July, 1997

Xiamen Aviation Development           PRC                      -             54          5,000,000     Hotel management
 Company Limited (a)                  18 February, 1998


Xiamen Air Holidays Limited           Hong Kong                -            54H        K$3,000,000     Travel servicing
                                      28 April, 1994

Xiamen Macau Holidays Limited         Macau                    -           27.5      MOP 1,000,000     Travel servicing
                                      11 May, 1995

Shantou Hua Kang Air Catering         PRC                      -             42         10,000,000     Air catering
 Company Ltd (a)                      22 June, 1994



#        Expressed in RMB, unless otherwise stated

(a)      These subsidiaries are PRC limited companies.

(b)      These subsidiaries are Sino-foreign equity joint venture companies.

--------------------------------------------------------------------------------
APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP
--------------------------------------------------------------------------------


38    ASSOCIATES AND JOINTLY CONTROLLED ENTITIES


      The particulars of the Group's principal associates and jointly controlled entities as at 31 December, 2004 are as follows:





                                                               ATTRIBUTABLE
                                                                  EQUITY
                                      PLACE AND DATE OF          INTEREST                  ISSUED/
                                      ESTABLISHMENT/      ---------------------         REGISTERED          PRINCIPAL
NAME OF COMPANY                       OPERATION            DIRECT      INDIRECT           CAPITAL#         ACTIVITIES
---------------                       ----------------     ------      --------         ----------         ----------
                                                                %             %

Guangzhou Aircraft Maintenance        PRC                     50               -      US$27,500,000        Provision of aircraft
 Engineering Company Limited*         28 October, 1989                                                     repair and maintenance
                                                                                                           services


Southern Airlines Group Finance       PRC                     32           15.42        424,330,000        Provision of financial
 Company Limited                      28 June, 1995                                                        services


Hainan Phoenix Information            PRC                     45               -      US$16,360,000        Provision of ticket
 System Limited                       12 March, 1994                                                       reservation system
                                                                                                           services


Hong Kong Business Aviation Centre    Hong Kong               20               -       HK$1,000,000        Provision of private
 Company Limited                      7 January, 1998                                                      flight logistic services

Sichuan Airlines Corporation Limited  PRC                     39               -        350,000,000        Airline
                                      28 August, 2002

MTU Maintenance Zhuhai Co. Ltd.*      PRC                     50               -      US$63,100,000        Provision of engine
                                      6 April, 2001                                                        repair and maintenance
                                                                                                           services

China Postal Airlines Limited*        PRC                     49               -        306,000,000        Airline
                                      25 November, 1996


Zhuhai Xiang Yi Aviation Technology   PRC                     51               -      US$29,800,000        Provision of flight
 Company Limited*                     10 July, 2002                                                        simulation training
                                                                                                           services


CSN-ETC e-commerce Limited*           PRC                     51               -          5,880,000        Provision of internet
                                      7 October, 2002                                                      services

Beijing Ground Service Company        PRC                     50               -         18,000,000        Airport ground service
 Limited*                             1 April, 2004                                                        support

Southern Airlines Advertising         PRC                     45               -          5,000,000        Aviation advertising
 Company Limited                      3 March, 1994

#  Expressed in RMB, unless otherwise stated

*  These are jointly controlled entities

--------------------------------------------------------------------------------
APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP
--------------------------------------------------------------------------------

III  INDEBTEDNESS

     As at the close of business on 30 April, 2005, being the latest practicable date for the purpose of this indebtedness statement prior to the printing of this Circular, the Group had bank and other loans of approximately RMB25,584,160,000 and finance lease obligations of approximately
RMB12,902,839,000.

     As at 30 April, 2005, certain bank loans of the Group were secured by certain aircraft with an aggregate carrying amount of RMB10,572,534,000. Finance lease obligations were secured by the related leased aircraft with an aggregate carrying amount of RMB13,684,018,000. In addition, bank loans of RMB1,997,107,000 were also guaranteed by certain banks.

IV   STATEMENT ON FINANCIAL LIABILITIES

     Save as aforesaid or otherwise disclosed in Note 31 to the Financial Statements of the Company as set out in part II of this Appendix I and apart from intra-group liabilities, neither the Company nor any of its subsidiaries had outstanding, as at the close of business on 30 April, 2005, mortgages, charges, liabilities or any term loans or other borrowings or indebtedness in the nature of borrowings, including bank overdrafts and loans, debt securities or similar indebtedness, or any hire-purchase or finance lease commitments, or any guarantees or other material contingent liabilities.

     The Directors have confirmed that there has been no material change in the indebtedness and contingent liabilities of the Group since 30 April, 2005 and up to the Latest Practicable Date.

V    EFFECT

     The Company's principal business is that of civil aviation. Following the Transactions, the Company's passenger volume is expected to increase and operating cost per available seat kilometres is expected to decrease. As a result, the Group's earnings are expected to be better off. The Group therefore considered that the Transactions are in the best interest of the Group. In addition, there will be no material change to the Group's net assets as the Transactions will be wholly financed through commercial loans by commercial banks.

VI   MATERIAL CHANGES

     The Directors are not aware of any material adverse changes in the financial or trading position of the Group since 31 December, 2004 (being the date to which the latest published audited financial statements of the Company were made up).

VII  WORKING CAPITAL

     Taking into account the present internal resources and the available banking facilities of the Group, the Directors are of the opinion that the Group has adequate working capital for its present requirements.

--------------------------------------------------------------------------------
APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP
--------------------------------------------------------------------------------

VIII MANAGEMENT DISCUSSION AND ANALYSIS

2004 COMPARED WITH 2003

     The Group recorded a net loss of RMB48 million for 2004, as compared to a net loss of RMB358 million for 2003. The Group's operating revenue increased by RMB6,504 million or 37.2% from RMB17,470 million in 2003 to RMB23,974 million in 2004. Passenger load factor increased by 4.6 percentage point from 64.6% in 2003 to 69.2% in 2004. Passenger yield (in passenger revenue per RPK) remain steady and at RMB 0.57 in both years. Average yield (in traffic revenue per RTK) increased by 5.3% from RMB4.76 in 2003 to RMB5.01 in 2004. Operating expenses increased by RMB6,051 million or 35.6% from RMB17,014 million in 2003 to RMB23,065 million in 2004. As operating revenue increased more than operating expenses, operating profit increased by 99.3% from RMB456 million in 2003 to RMB909 million in 2004. The Group's net non-operating expenses decreased by 30.1%, from RMB967 million in 2003 to RMB676 million in 2004, mainly attributable to a decrease in unfavourable movement in foreign exchange differences of RMB105 million and a decrease in interest expense of RMB133 million. Overall, the Group recorded a net loss of RMB48 million in 2004, as compared to a net loss of RMB358 million in 2003.

Operating revenue

     Substantially all of the Group's operating revenue is attributable to airline and airline related operations. Traffic revenue in 2004 and 2003 accounted for 97.4% and 97.1% respectively of total operating revenue. Passenger revenue and, cargo and mail revenue accounted for 90.4% and 9.6% respectively of total traffic revenue in 2004. The balance of the Group's operating revenue is derived from commission income, income from general aviation operations, fees charged for ground services rendered to other Chinese airlines and air catering services.

     Operating revenue increased by 37.2% from RMB17,470 million in 2003 to RMB23,974 million in 2004. This increase was primarily due to a 40.6% rise in passenger revenue from RMB15,010 million in 2003 to RMB21,100 million in 2004 resulting from increased traffic volume. The total number of passengers carried increased by 37.8% to 28.2 million passengers in 2004. RPKs increased by 41.0% from 26,387 million in 2003 to RMB37,196 million in 2004, primarily as a result of an increase in passengers carried. Passenger yield remained constant at RMB0.57.

     Domestic passenger revenue, which accounted for 79.9% of the total passenger revenue in 2004, increased by 37.8% from RMB12,242 million in 2003 to RMB16,869 million in 2004. Domestic passenger traffic in RPKs increased by 36.8%, mainly due to an increase in passengers carried. Passenger yield remained steady in 2004 and at RMB0.58.

--------------------------------------------------------------------------------
APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP
--------------------------------------------------------------------------------

     Hong Kong passenger revenue, which accounted for 5.3% of total passenger revenue, increased by 47.2% from RMB750 million in 2003 to RMB1,104 million in 2004. For Hong Kong regional flights, passenger traffic in RPKs increased by 54.6%, while passenger capacity in ASKs increased by 40.8%, resulting in a 5.6 percentage point increase in passenger load factor from 2003. Passenger yield decreased from RMB0.96 in 2003 to RMB0.92 in 2004 mainly due to intensified competition among airlines.

     International passenger revenue, which accounted for 14.8% of total passenger revenue, increased by 55.0% from RMB2,018 million in 2003 to RMB3,127 million in 2004. For international flights, passenger traffic in RPKs increased by 59.3%, while passenger capacity in ASKs increased by 52.1%, resulting in a
2.9 percentage point rise in passenger load factor from 2003. Passenger yield decreased by 2.1% from RMB0.47 in 2003 to RMB0.46 in 2004 mainly resulted from the increases in traffic derived from long haul routes which generally had a lower yield than short haul routes.

     Cargo and mail revenue, which accounted for 9.6% of the Group's total traffic revenue and 9.4% of total operating revenue, increased by 14.8% from RMB1,955 million in 2003 to RMB2,244 million in 2004. The increase was attributable to the increasing traffic demand.

     Other operating revenue increased by 24.8% from RMB505 million in 2003 to RMB630 million in 2004. The increase was primarily due to the general growth in income from various auxiliary operations.

Operating expenses

     Substantially all of the Group's operating expenses result from its airline operations. The vast majority of such expenses relate directly to flight operations, aircraft and traffic servicing, aircraft repair and maintenance and to depreciation and amortisation in respect of aircraft and flight equipment. Expenses associated directly with the Group's flight operations (collectively, "flight operations expenses") include fuel costs, operating lease payments, catering expenses, aircraft insurance, flight personnel payroll and welfare and training expenses. Expenses associated directly with repairs and maintenance in respect of the Group's aircraft (collectively, "repairs and maintenance expenses") include repairs and maintenance and overhaul charges, the costs of consumables and other maintenance materials and labour costs for maintenance personnel. Expenses associated directly with the Group's aircraft and traffic servicing operations (collectively "aircraft and traffic servicing expenses") include landing and navigation fees, rental payments and charges in respect of terminal and other ground facilities and labour costs for ground personnel. The balance of the Group's operating expenses result from promotional and marketing activities (collectively, "promotional and marketing expenses") such as sales commissions, fees for use of the CAAC's reservation system, ticket-printing and sales office expenses, advertising and promotional expenses, and from general and administrative expenses, such as administrative salaries and welfare and other personnel benefits and office expenses.

--------------------------------------------------------------------------------
APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP
--------------------------------------------------------------------------------

     Total operating expenses in 2004 amounted to RMB23,065 million, representing an increase of 35.6% or RMB6,051 million over 2003, primarily due to the combined effect of increases in jet fuel costs, maintenance expenses and aircraft and traffic servicing expenses. Total operating expenses as a percentage of total operating revenue decreased from 97.4% in 2003 to 96.2% in 2004.

     Flight operations expenses, which accounted for 45.2% of total operating expenses, increased by 47.4% from RMB7,070 million in 2003 to RMB10,418 million in 2004, primarily as a result of increases in jet fuel costs, operating lease payments, catering expenses, labour costs for flight personnel and inclusion of CAAC Infrastructure Development Fund of RMB466 million in operating expenses which is an usage charge since 2004 but was a turnover-based levy and deducted against the traffic revenue in 2003. Jet fuel costs, which accounted for 58.1% of flight operations expenses, increased by 56.5% from RMB3,867 million in 2003 to RMB6,050 million in 2004 mainly as a result of increased fuel prices and fuel consumption. Operating lease payments increased by 8.4% from RMB1,536 million in 2003 to RMB1,665 million in 2004, primarily due to the additional rental payments for new aircraft under operating leases. Catering expenses increased by 38.2% from RMB510 million in 2003 to RMB705 million in 2004, primarily due to increased passenger carried. Aircraft insurance costs decreased by 5.6% from RMB196 million in 2003 to RMB185 million in 2004, primarily because of a decrease in insurance premiums prescribed by the PRC insurance company. Labour costs for flight personnel increased by 40.9% from RMB728 million in 2003 to RMB1,026 million in 2004, largely due to the increase in flying hours.

     Maintenance expenses which accounted for 15.0% of total operating expenses, increased by 33.6% from RMB2,589 million in 2003 to RMB3,459 million in 2004. The increase was primarily attributable to an 32.9% increase in aircraft overhaul charges from RMB2,377 million in 2003 to RMB3,158 million in 2004, as resulted from fleet expansion in recent years.

     Aircraft and traffic servicing expenses, which accounted for 15.2% of total operating expenses, increased by 26.6% from RMB2,767 million in 2003 to RMB3,503 million in 2004. The increase primarily resulted from an 25.7% rise in landing and navigation fees from RMB2,563 million in 2003 to RMB3,222 million in 2004, due to an increase in number of landing and takeoffs.

     Promotional and marketing expenses, which accounted for 8.4% of total operating expenses, increased by 31.1% from RMB1,480 million in 2003 to RMB1,940 million in 2004. The increase was due to 44.4% increase in labour costs from RMB225 million in 2003 to RMB325 million in 2004, as more payments of performance bonus were made because of the increased traffic volume.

     General and administrative expenses, which accounted for 5.7% of the total operating expenses, increased by 25.6% from RMB1,053 million in 2003 to RMB1,323 million in 2004. This was mainly attributable to increased scale of operations.

     Depreciation and amortisation, which accounted for 10.5% of total operating expenses, increased by 18.4% from RMB2,038 million in 2003 to RMB2,413 million in 2004. This increase was primarily as a result of the additions of aircraft during 2004.

--------------------------------------------------------------------------------
APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP
--------------------------------------------------------------------------------

Operating profit

     Operating profit increased by 99.3% from RMB456 million in 2003 to RMB909 million in 2004. This was mainly because operating revenue increased by RMB6,504 million or 37.2% from 2003 and operating expenses increased by RMB6,051 million or 35.6% over the same period.

Non-operating income/(expenses)

     Interest expense decreased by 16.1% from RMB824 million in 2003 to RMB691 million in 2004, mainly reflecting the combined effect of scheduled debt repayments and the replacement of certain RMB denominated bank loans of higher interest rates with US$ denominated bank loans of lower interest rates.

     Interest income increased by 69.2% from RMB13 million in 2003 to RMB22 million in 2004. This was mainly attributable to an increase in average cash balances.

     During 2004, the Group recorded a net exchange loss of RMB59 million (2003:
RMB164 million) mainly from its Japanese yen denominated borrowings as a result of the Japanese yen appreciation. Such amount comprised mostly unrealised translational exchange loss.

Taxation

     On 17 October, 2003, the Company's registered address was moved to Guangzhou Economic & Technology Development Zone, Guangzhou, China. In accordance with the Rules and Regulations for Implementation of Income Tax for Foreign Investment Enterprises and Foreign Enterprises of the PRC and a taxation approval document "Guangzhou Municipal State Tax Bureau Suo De Shui Zi Que 020043", the Company is entitled to enjoy the preferential tax policy implemented in the Guangzhou Economic & Technology Development Zone effective from 1 October, 2003. As a result, the Company's income tax rate has been changed from 33% to 15% beginning from that date.

     In 2003, the Group recorded an income tax credit of RMB324 million resulting from reduction in net deferred taxation liability balance of RMB392 million. In 2004, income tax expense of RMB78 million was recorded.

Minority interests

     Minority interests increased by 18.7% from RMB171 million in 2003 to RMB203 million in 2004, primarily reflecting the increased net profits earned by certain of the Group's airline subsidiaries for the year.

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APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP
--------------------------------------------------------------------------------

Liquidity, financial resources and capital structure

     As at 31 December, 2004, the Group's borrowings totalled RMB35,196 million, representing an increase of RMB16,736 million from RMB18,460 million last year. Such borrowings were denominated, to a larger extent, in United States dollars and, to a smaller extent, in Japanese yen, Hong Kong dollars and Renminbi, with a significant portion being fixed interest rate borrowings. Of such borrowings, RMB13,662 million, RMB4,489 million, RMB6,705 million, RMB3,608 million and RMB6,732 million will be repayable in 2005, 2006, 2007, 2008, 2009 and thereafter respectively. As at 31 December, 2004, cash and cash equivalents of the Group totalling RMB3,083 million, of which 24.2% were denominated in foreign currencies, increased by 48.2% from RMB2,080 million last year.

     Net debts (total borrowings net of cash and cash equivalents) increased by 96.1% to RMB32,113 million.

     As at 31 December, 2004, the Group's shareholders' equity amounted to RMB11,848 million, representing a decrease of RMB48 million from RMB11,896 million last year.

     Net debt/equity ratio of the Group at 31 December, 2004 was 2.71 times, as compared to 1.38 times last year.

Financial risk management policy

     In the normal course of business, the Group is exposed to fluctuations in foreign currencies and jet fuel prices. The Group's exposure to fluctuations in foreign currencies is a result of its debts which are denominated in foreign currencies. Depreciation or appreciation of the RMB against foreign currencies affects the Group's results significantly because the Group's foreign currency payments generally exceed its foreign currency receipts. The Group is not able to hedge its foreign currency exposure effectively other than by retaining its foreign currency denominated earnings and receipts to the extent permitted by the State Administration of Foreign Exchange, or subject to certain restrictive conditions, by entering into forward foreign exchange contracts with certain authorised PRC banks. The Group is required to procure a majority of its jet fuel domestically at PRC spot market prices. There are currently no effective means available to manage the Group's exposure to the fluctuations in domestic jet fuel prices.

Charges on assets

     As at 31 December, 2004, certain aircraft of the Group with an aggregate carrying value of approximately RMB23,562 million (2003: RMB14,576 million) were mortgaged under certain loan and lease agreements.

--------------------------------------------------------------------------------
APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP
--------------------------------------------------------------------------------

Commitments

      At 31 December, 2004, the Group had capital commitments of approximately RMB26,871 million. Of such amounts, RMB25,347 million related to the acquisition of aircraft and related flight equipment and RMB824 million related to the Group's facilities and equipment to be constructed and installed at the new Guangzhou Baiyun International Airport. The remaining amount of RMB700 million was related to the Group's other airports and office facilities and equipment, overhaul and maintenance bases and training facilities.

      As at 31 December, 2004, the Group committed to make a capital contribution of approximately RMB181 million and RMB83 million to its subsidiaries and to its jointly controlled entities respectively.

2003 COMPARED WITH 2002

      The Group recorded a net loss of RMB358 million for 2003, as compared to a net profit of RMB576 million for 2002. The Group's operating revenue decreased by RMB549 million or 3.0% from RMB18,019 million in 2002 to RMB17,470 million in 2003. Passenger load factor decreased by 0.8 percentage point from 65.4% in 2002 to 64.6% in 2003. Passenger yield (in passenger revenue per RPK) increased by 5.6% from RMB0.54 in 2002 to RMB 0.57 in 2003. Average yield (in traffic revenue per RTK) decreased by 1.7% from RMB4.84 in 2002 to RMB4.76 in 2003. Operating expenses increased by RMB1,021 million or 6.4% from RMB15,993 million in 2002 to RMB17,014 million in 2003. As operating revenue decreased while operating expenses increased, operating profit decreased by 77.5% from RMB2,026 million in 2002 to RMB456 million in 2003. The Group's net non-operating expenses increased by 9.1%, from RMB887 million in 2002 to RMB967 million in 2003, mainly due to a decrease in gain on disposal of fixed assets of RMB193 million, partly offset by a decrease in interest expense of RMB135 million. Overall, the Group recorded a net loss of RMB358 million in 2003, as compared to a net profit of RMB576 million in 2002.

Operating revenue

      Substantially all of the Group's operating revenue is attributable to airline operations. Traffic revenue in 2003 and 2002 accounted for 97.1% and 97.0% respectively of total operating revenue. Passenger revenue and, cargo and mail revenue accounted for 88.5% and 11.5% respectively of total traffic revenue in 2003. The balance of the Group's operating revenue is derived from commission income, income from general aviation operations, fees charged for ground services and for air catering services and net income from lease arrangements.

--------------------------------------------------------------------------------
APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP
--------------------------------------------------------------------------------

      Operating revenue decreased by 3.0% from RMB18,019 million in 2002 to RMB17,470 million in 2003. This decrease was primarily due to a 4.4% fall in passenger revenue from RMB15,696 million in 2002 to RMB15,010 million in 2003 resulting from lower traffic volume caused by SARS. The total number of passengers carried decreased by 4.8% to 20.5 million passengers in 2003. RPKs decreased by 8.8% from 28,940 million in 2002 to 26,387 million in 2003, primarily as a result of a decrease in passengers carried. However, passenger yield increased by 5.6% from RMB0.54 in 2002 to RMB0.57 in 2003, mainly as the result of the exemption of CAAC Infrastructure Development Fund and sales tax during the period from 1 May, 2003 to 31 December, 2003.

      Domestic passenger revenue, which accounted for 81.6% of the total passenger revenue in 2003, increased slightly by 0.1% from RMB12,234 million in 2002 to RMB12,242 million in 2003. Domestic passenger traffic in RPKs decreased by 3.6%, mainly due to a decrease in passengers carried. Passenger yield, however, increased from RMB0.55 in 2002 to RMB0.57 in 2003, mainly as the result of the aforesaid exemption of CAAC Infrastructure Development Fund and sales tax.

      Hong Kong passenger revenue, which accounted for 5.0% of total passenger revenue, decreased by 28.9% from RMB1,055 million in 2002 to RMB750 million in 2003. For Hong Kong flights, passenger traffic in RPKs decreased by 28.0%, while passenger capacity in ASKs decreased by 22.9%, resulting in a 4.1 percentage point decrease in passenger load factor from 2002. Passenger yield decreased from RMB0.98 in 2002 to RMB0.96 in 2003 mainly due to slack in traffic volume.

      International passenger revenue, which accounted for 13.4% of total passenger revenue, decreased by 16.2% from RMB2,407 million in 2002 to RMB2,018 million in 2003. For international flights, passenger traffic in RPKs decreased by 25.2%, while passenger capacity in ASKs decreased by 20.8%, resulting in a
3.6 percentage point fall in passenger load factor from 2002. Passenger yield increased by 11.9% from RMB0.42 in 2002 to RMB0.47 in 2003 mainly as the result of the aforesaid exemption of CAAC Infrastructure Development Fund and sales tax.

      Cargo and mail revenue, which accounted for 11.5% of the Group's total traffic revenue and 11.1% of total operating revenue, increased by 9.5% from RMB1,786 million in 2002 to RMB1,955 million in 2003. The increase was primarily due to the full year effect of the opening of two international cargo routes to Los Angeles of the United States of America and Leige of Belgium in late 2002.

      Other operating revenue decreased by 6.0% from RMB537 million in 2002 to RMB505 million in 2003. The decrease was primarily due to a decrease in aircraft short-term lease income of RMB46 million.

--------------------------------------------------------------------------------
APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP
--------------------------------------------------------------------------------

Operating expenses

      Substantially all of the Group's operating expenses result from its airline operations. The vast majority of such expenses relate directly to flight operations, aircraft and traffic servicing, aircraft repair and maintenance and to depreciation and amortisation in respect of aircraft and flight equipment. Expenses associated directly with the Group's flight operations (collectively, "flight operations expenses") include fuel costs, operating lease payments, catering expenses, aircraft insurance, flight personnel payroll and welfare and training expenses. Expenses associated directly with repairs and maintenance in respect of the Group's aircraft (collectively, "repairs and maintenance expenses") include repairs and maintenance and overhaul charges, the costs of consumables and other maintenance materials and labour costs for maintenance personnel. Expenses associated directly with the Group's aircraft and traffic servicing operations (collectively "aircraft and traffic servicing expenses") include landing and navigation fees, rental payments and charges in respect of terminal and other ground facilities and labour costs for ground personnel. The balance of the Group's operating expenses result from promotional and marketing activities (collectively, "promotional and marketing expenses") such as sales commissions, fees for use of the CAAC's reservation system, ticket-printing and sales office expenses, advertising and promotional expenses, and from general and administrative expenses, such as administrative salaries and welfare and other personnel benefits and office expenses.

      Total operating expenses in 2003 amounted to RMB17,014 million, representing an increase of 6.4% or RMB1,021 million over 2002, primarily due to the combined effect of increases in jet fuel costs, maintenance expenses and aircraft and traffic servicing expenses. Total operating expenses as a percentage of total operating revenue increased from 88.8% in 2002 to 97.4% in 2003.

      Flight operations expenses, which accounted for 41.6% of total operating expenses, increased by 5.0% from RMB6,733 million in 2002 to RMB7,070 million in 2003, primarily as a result of increases in jet fuel costs and operating lease payments, partly offset by a decrease in catering expenses. Jet fuel costs, which accounted for 54.7% of flight operations expenses, increased by 9.9% from RMB3,519 million in 2002 to RMB3,867 million in 2003 mainly as a result of increased jet fuel prices. Operating lease payments increased by 8.4% from RMB1,417 million in 2002 to RMB1,536 million in 2003, primarily due to the full year effect of the addition of new operating leases in respect four Boeing 757-200 aircraft in late 2002 and four Airbus 319-100 aircraft and three Boeing 737-700 aircraft during 2003. Catering expenses decreased by 18.4% from RMB625 million in 2002 to RMB510 million in 2003, primarily reflecting a tighter cost controls exercised by the Group. Aircraft insurance costs decreased by 23.4% from RMB256 million in 2002 to RMB196 million in 2003, primarily because of a reduction in the rate of aircraft insurance premiums prescribed by the PRC insurance company. Labour costs for flight personnel decreased by 6.8% from RMB781 million in 2002 to RMB728 million in 2003, largely due to a decrease in flight hours.

      Maintenance expenses which accounted for 15.2% of total operating expenses, increased by 11.0% from RMB2,333 million in 2002 to RMB2,589 million in 2003. The increase was primarily attributable to an 11.3% increase in aircraft maintenance and repair charges from RMB2,135 million in 2002 to RMB2,377 million in 2003, mainly as the result of the effect of fleet expansion in recent years.

--------------------------------------------------------------------------------
APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP
--------------------------------------------------------------------------------

      Aircraft and traffic servicing expenses, which accounted for 16.3% of total operating expenses, increased by 10.2% from RMB2,511 million in 2002 to RMB2,767 million in 2003. The increase primarily resulted from an 8.9% rise in landing and navigation fees from RMB2,354 million in 2002 to RMB2,563 million in 2003, due to an increase in the charge rate for domestic landing and navigation fees effective September 2002.

      Promotional and marketing expenses, which accounted for 8.7% of total operating expenses, decreased by 1.3% from RMB1,500 million in 2002 to RMB1,480 million in 2003. The decrease was due to 9.3% decrease in labour costs from RMB248 million in 2002 to RMB225 million in 2003, as fewer bonuses were given because of reduced sales volume in 2003.

      General and administrative expenses, which accounted for 6.2% of the total operating expenses, decreased slightly by 0.7% from RMB1,060 million in 2002 to RMB1,053 million in 2003. This was mainly due to a decrease in scale of operations during SARS period.

      Depreciation and amortisation, which accounted for 12.0% of total operating expenses, increased by 10.8% from RMB1,840 million in 2002 to RMB2,038 million in 2003. This increase was primarily as a result of the additions of aircraft during 2003.

Operating profit

      Operating profit decreased by 77.5% from RMB2,026 million in 2002 to RMB456 million in 2003. This was mainly because operating revenue decreased by RMB549 million or 3.0% from 2002 while operating expenses increased by RMB1,021 million or 6.4% over the same period.

Non-operating income/(expenses)

      Interest expense decreased by 14.1% from RMB959 million in 2002 to RMB824 million in 2003, mainly reflecting the combined effect of scheduled debt repayments and the replacement of certain RMB denominated bank loans with US$ denominated bank loans with lower interest rates.

      Interest income decreased by 75.2% from RMB53 million in 2002 to RMB13 million in 2003. This was mainly attributable to a decrease in average cash balances.

      The Group recorded a net loss on sale of fixed assets of RMB22 million in 2003, mainly resulting from retirement of two old Boeing 737-200 aircraft.

      During 2003, the Group recorded a net exchange loss of RMB164 million predominantly due to its Japanese yen denominated borrowings as a result of the Japanese yen appreciation. Such amount comprised mostly unrealised translation loss.

--------------------------------------------------------------------------------
APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP
--------------------------------------------------------------------------------

Taxation

      On 17 October, 2003, the Company's registered address was moved to Guangzhou Economic & Technology Development Zone. In accordance with the Rules and Regulations for Implementation of Income Tax for Foreign Investment Enterprises and Foreign Enterprises of the PRC and a taxation approval document "Guangzhou Municipal State Tax Bureau Suo De Shui Zi Que 020043", the Company is entitled to enjoy the preferential tax policy implemented in the Guangzhou Economic & Technology Development Zone effective from 1 October, 2003. As a result, the Company's income tax rate has been changed to 15% from 33% beginning from that date.

      The Group recorded an income tax credit of RMB324 million for 2003 compared to an income tax expense of RMB398 million for 2002. As a result of the reduction in income tax rate, the Company's net deferred taxation liability balance brought forward from 31 December, 2002 of RMB507 million was reduced by RMB392 million and a net deferred tax credit of RMB392 million was recognised in 2003 for such reduction in income tax rate accordingly.

Minority interests

      Minority interests increased by 3.6% from RMB165 million in 2002 to RMB171 million in 2003, primarily reflecting the net profits earned by certain of the Group's airline subsidiaries for the year.

Liquidity, financial resources and capital structure

      As at 31 December, 2003, the Group's borrowings totalled RMB18,460 million, representing a decrease of RMB815 million from RMB19,275 million last year. Such borrowings were denominated, to a larger extent, in United States dollars and, to a smaller extent, in Japanese yen and Renminbi, with a significant portion being fixed interest rate borrowings. Of such borrowings, RMB8,395 million, RMB1,716 million, RMB1,601 million, RMB1,660 million and RMB5,088 million will be repayable in 2004, 2005, 2006, 2007, 2008 and thereafter respectively. As at 31 December, 2003, cash and cash equivalents of the Group totalling RMB2,080 million, of which 22.2% were denominated in foreign currencies, decreased by 44.8% from RMB3,771 million last year. Net debts (total borrowings net of cash and cash equivalents) increased by 5.7% to RMB16,380 million.

      As at 31 December, 2003, the Group's shareholders' equity amounted to RMB11,896 million, representing an increase of RMB2,283 million from RMB9,613 million last year. The increase was mainly due to the issuance of 1,000,000,000 A shares with an issue price of RMB2.70 per share by way of public offering in July 2003 in the PRC.

      Net debt/equity ratio of the Group at 31 December, 2003 was 1.38 times, as compared to 1.61 times last year.

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APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP
--------------------------------------------------------------------------------

Financial risk management policy

      In the normal course of business, the Group is exposed to fluctuations in foreign currencies and jet fuel prices. The Group's exposure to foreign currencies was as a result of its debt which are denominated in foreign currencies. Depreciation or appreciation of the RMB against foreign currencies affects the Group's results significantly because the Group's foreign currency payments generally exceed its foreign currency receipts. The Group is not able to hedge its foreign currency exposure effectively other than by retaining its foreign currency denominated earnings and receipts to the extent permitted by the State Administration of Foreign Exchange, or subject to certain restrictive conditions, by entering into forward foreign exchange contracts with certain authorised PRC banks.

      The Group is required to procure a majority of its jet fuel consumption domestically at PRC spot market prices. There are currently no effective means available to manage the Group's exposure to the fluctuations in domestic jet fuel prices.

Charges on assets

      As at 31 December, 2003, certain aircraft of the Group with an aggregate carrying value of approximately RMB14,576 million (2002: RMB14,783 million) were mortgaged under certain loan and lease agreements.

Commitments

      At December 31, 2003, the Group had capital commitments of approximately RMB13,628 million. Of such amounts, RMB10,615 million related to the acquisition of aircraft and related flight equipment and RMB2,072 million related to the Group's facilities and equipment to be constructed and installed at the Guangzhou new airport. The remaining amount of RMB941 million related to the Group's other airports and office facilities and equipment, overhaul and maintenance bases and training facilities.

      As at 31 December, 2003, the Group was committed to make a capital contribution of approximately RMB446 million to its jointly controlled entities.

--------------------------------------------------------------------------------
APPENDIX II                                                  GENERAL INFORMATION
--------------------------------------------------------------------------------

1.    RESPONSIBILITY STATEMENT

      This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable inquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2.    DISCLOSURE OF INTERESTS OF DIRECTORS AND SUPERVISORS

      As at the Latest Practicable Date, the interests and short positions of the Directors and Supervisors of the Company and their respective associates in the shares, underlying shares and debentures (as the case may be) of the Company or its associated corporations (within the meaning of Part XV of the SFO) which were notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of SFO (including interests or short positions which are taken or deemed to have under such provisions of the SFO), or recorded in the register maintained by the Company pursuant to Section 352 of the SFO or which were notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of the Listed Issuers in Appendix 10 of the Listing Rules are as follows:

                                                                               % TO THE      % TO THE
                                                                  % TO THE        TOTAL         TOTAL
                                                                     TOTAL       ISSUED        ISSUED
                 THE                                              ISSUED H     DOMESTIC         SHARE
                 COMPANY/                              NUMBER    SHARES OF    SHARES OF    CAPITAL OF
                 ASSOCIATED      TYPE OF   TYPE OF  OF SHARES          THE          THE           THE      SHORT
NAME             ORPORATION      INTEREST  SHARES        HELD      COMPANY      COMPANY       COMPANY   POSITION
--------------- --------------- ---------- -------- ---------- ------------ ------------ ------------- ----------
Simon To           the Company  Interest   H shares   100,000       0.009%            -        0.002%          -
                                of spouse
                                 (Note 1)

Note 1: The spouse of Mr. Simon To is the owner of these 100,000 H Shares of the Company and accordingly, Mr. Simon To, is taken to be interested in these 100,000 H Shares by virtue of the SFO.

      Save as disclosed above, as at the Latest Practicable Date, none of the Directors or Supervisors of the Company and their respective associates had interests or short positions in the shares, underlying shares and/or debentures (as the case may be) of the Company or its associated corporations (within the meaning of Part XV of the SFO) which were notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of SFO (including interests or short positions which he was taken or deemed to have under such provisions of the SFO), or recorded in the register maintained by the Company pursuant to
Section 352 of the SFO or which were notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of the Listed Issuers in Appendix 10 of the Listing Rules.

--------------------------------------------------------------------------------
APPENDIX II                                                  GENERAL INFORMATION
--------------------------------------------------------------------------------

      None of the Directors or Supervisors of the Company and their respective associates (as defined in the Listing Rules) has any competing interests which would be required to be disclosed under Rule 8.10 of the Listing Rules if each of them were a controlling shareholder.

3.    SUBSTANTIAL SHAREHOLDERS

      As at the Latest Practicable Date, so far as was known to the Directors and Supervisors of the Company, the interests and short positions of the following persons other than the Directors or Supervisors of the Company in the shares and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO or who were, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meeting of any other members of the Group, or had any option in respect of such capital are set out below:

                                                                                        % OF THE      % OF THE
                                                                          % OF THE         TOTAL         TOTAL
                                                                             TOTAL        ISSUED        ISSUED
                                                                          ISSUED H      DOMESTIC         SHARE
                                                                         SHARES OF     SHARES OF    CAPITAL OF
NAME OF            TYPE OF        TYPE OF               NUMBER OF              THE           THE           THE       SHORT
SHAREHOLDERS       SHAREHOLDING   SHARES                SHARES HELD        COMPANY       COMPANY       COMPANY    POSITION
------------       ------------   -----------           -------------    ---------     ---------    ----------    --------
CSAHC              Direct         State-owned           2,200,000,000            -        68.75%        50.30%           -
                        holding   shares
                                  (A Shares)

HKSCC              Direct         H Shares              1,151,953,998       98.11%             -        26.34%           -
  Nominees              holding
  Limited

Notes:

Based on the information available to the Directors and Supervisors of the Company (including such information as was available on the website of the Stock Exchange) and so far as the Directors and Supervisors are aware, as at the Latest Practicable Date:

1. Among the 1,151,953,998 H Shares held by HKSCC Nominees Limited, Li Ka-Shing Unity Trustcorp Limited had an interest in an aggregate of 193,877,000 H Shares of the Company (representing approximately 16.51% of its then total issued H Shares) in the capacity as beneficiary of a trust.

2. Among the 1,151,953,998 H Shares held by HKSCC Nominees Limited, JPMorgan Chase & Co. had an interest in an aggregate of 95,788,800 H Shares of the Company (representing approximately 8.16% of its then total issued H Shares). Out of the 95,788,800 H Shares, JPMorgan Chase & Co. had an interest in a lending pool comprising 8,038,000 H Shares of the Company (representing approximately 0.68% of its then total issued H Shares). According to the information as disclosed in the website of the Stock Exchange and so far as the Directors and Supervisors are aware, JPMorgan Chase & Co. held its interest in the Company in the following manners:

     (a) 8,038,000 H Shares in a lending pool, representing approximately 0.68% of the Company's then total issued H Shares, were held by J.P. Morgan Chase Bank, N.A. which was 100% held by JPMorgan Chase & Co.;

--------------------------------------------------------------------------------
APPENDIX II                                                  GENERAL INFORMATION
--------------------------------------------------------------------------------

     (b) 1,064,800 H Shares, representing approximately 0.09% of the Company's then total issued H Shares, were held in the capacity as beneficial owner by J.P. Morgan Whitefriars Inc., which was ultimately 100% held by JPMorgan Chase & Co.;

     (c) 84,536,000 H Shares, representing approximately 7.20% of the Company's then total issued H Shares, were held in the capacity as investment manager by JF Asset Management Limited, which was approximately 99.99% held by J.P. Morgan Fleming Asset Management (Asia) Inc., which was ultimately 100% held by JPMorgan Chase & Co.; and

     (d) 2,150,000 H Shares, representing approximately 0.18% of the Company's then total issued H Shares, were held in the capacity as beneficial owner by JF International Management Inc., which was ultimately 100% held by JPMorgan Chase & Co..

3. Among the 1,151,953,998 H Shares held by HKSCC Nominees Limited, Morgan Stanley International Incorporated had an interest in an aggregate of 111,121,932 H Shares of the Company (representing approximately 9.46% of its then total issued H Shares). According to the information as disclosed on the website of the Stock Exchange and so far as the Directors and Supervisors are aware, Morgan Stanley International Incorporated which was (or its directors were) accustomed to act in accordance with the directors of Morgan Stanley, held its indirect interest in the Company as at the Latest Practicable Date in the manner as follows:

     (a) 743,322 H Shares, representing approximately 0.06% of the Company's then total issued H Shares, were held by Morgan Stanley Dean Witter Hong Kong Securities Limited, which was ultimately 100% held by Morgan Stanley Asia Pacific (Holdings) Limited, which, in turn, was 90% held by Morgan Stanley International Incorporated;

     (b) 108,670,000 H Shares, representing approximately 9.25% of the Company's then total issued H Shares, were held by Morgan Stanley Investment Management Company, which was ultimately 100% held by Morgan Stanley Asia Pacific (Holdings) Limited, which, in turn, was 90% held by Morgan Stanley International Incorporated;

     (c) 292,600 H Shares, representing approximately 0.02% of the Company's then total issued H Shares, were held by Morgan Stanley Asset & Investment Trust Management Co. Limited, which was 100% held by Morgan Stanley International Incorporated;

     (d) 714,000 H Shares, representing approximately 0.06% of the Company's then total issued H Shares, were held by Morgan Stanley & Co International Limited, which was ultimately 100% held by Morgan Stanley Group (Europe), which, in turn, was approximately 98.30% held by Morgan Stanley International Limited, in which Morgan Stanley International Incorporated held 100% control; and

     (e) 702,000 H Shares, representing approximately 0.06% of the Company's then total issued H Shares, were held by Morgan Stanley Capital (Luxembourg) S.A., which was approximately 93.75% held by Morgan Stanley International Incorporated.

     According to the information as disclosed on the website of the Stock Exchange and so far as the Directors and Supervisors are aware, as at the Latest Practicable Date, Morgan Stanley Dean Witter Hong Kong Securities Limited also had a short position in 616,000 H Shares of the Company (representing approximately 0.05% of its then total issued H Shares).

4. Among the 1,151,953,998 H Shares held by HKSCC Nominees Limited, 96,938,500 H Shares, representing approximately 8.26% of the Company's then total issued H Shares, were held by Space Dragon Limited as beneficial owner, which was 100% held by Cheung Kong Investment Company Limited.

5. Among the 1,151,953,998 H Shares held by HKSCC Nominees Limited, 96,938,500 H Shares, representing approximately 8.26% of the Company's then total issued H Shares, were held by Choicewell Limited as beneficial owner, which was ultimately 100% held by Hutchison Whampoa Limited.

      Save as disclosed above, as at the Latest Practicable Date, so for as was known to the Directors and Supervisors of the Company, no other person (other than the Directors or Supervisors) had an interest or short position in the shares or underlying shares of the Company

--------------------------------------------------------------------------------
APPENDIX II                                                  GENERAL INFORMATION
--------------------------------------------------------------------------------

under the provisions of Divisions 2 and 3 of Part XV of the SFO or who were, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meeting of any other members of the Group.

4.    MATERIAL CONTRACTS

      The following contracts have been entered into by the Group (not being contract entered into in the ordinary course of business) within the two years immediately preceding the date of this circular:

     (a) A sale and purchase agreement (the "VSA Sale and Purchase Agreement") dated 12 November, 2004 between the Company, CSAHC, China Northern Airlines Company ("Northern Airlines"), a wholly owned subsidiary of CSAHC, and Xinjiang Airlines Company ("Xinjiang Airlines") , a wholly owned subsidiary of CSAHC, pursuant to which the Company agreed to acquire, and CSAHC, Northern Airlines and Xinjiang Airlines agreed to sell certain airlines and airlines-related operations, assets and properties of Northern Airlines, Xinjiang Airlines and their respective subsidiaries, which included aircraft, engines, spare parts, aviation equipment and facilities, properties, office facilities, and other fixed, current and intangible assets. In addition, the Company will also assume all indebtedness in the aggregate sum of RMB13,438,191,000 owed by Xinjiang Airlines, Northern Airlines and their respective subsidiaries in connection with their civil aviation business. The total consideration, including the assumption of the debts under the VSA Sale and Purchase Agreement was RMB15,397,524,000. It became effective upon approval by the shareholders of the Company on 31 December, 2004.

     (b) A lease agreement (the "Lease Agreement 1") dated 12 November, 2004 between the Company, CSAHC and Northern Airlines, pursuant to which CSAHC and Northern Airlines lease to the Company certain buildings, facilities and other infrastructure related to the civil aviation business of Northern Airlines situated at various locations in Shenyang, Dalian, Jilin, Harbin, Chaoyang and Russia for a period of three years. The consideration for Lease Agreement 1 is RMB41,993,318.44 per year. It became effective upon approval by the shareholders of the Company on 31 December, 2004.

     (c) A lease agreement (the "Lease Agreement 2") dated 12 November, 2004 between the Company, CSAHC and Xinjiang Airlines, pursuant to which CSAHC and Xinjiang Airlines lease to the Company certain buildings, facilities and other infrastructure related to the civil aviation business of Xinjiang Airlines situated at Xinjiang and Russia for a period of three years. The consideration for Lease Agreement 2 is RMB5,797,908.61 per year. It became effective upon approval by the shareholders of the Company on 31 December, 2004.

     (d) A lease agreement (the "Lease Agreement 3") dated 12 November, 2004 between the Company and CSAHC, pursuant to which CSAHC leases to the Company certain lands situated in Urumqi, Shenyang, Dalian and Harbin, by leasing the land use rights of such lands to the Company for a period of three years. The consideration for Lease Agreement 3 is RMB22,298,033 per year. It became effective upon approval by the shareholders of the Company on 31 December, 2004.

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APPENDIX II                                                  GENERAL INFORMATION
--------------------------------------------------------------------------------


     (e) A catering agreement (the "Catering Agreement") dated 12 November, 2004 between the Company and China Southern Airlines Group Air Catering Company Limited (the "Catering Company"), a wholly owned subsidiary of CSAHC, pursuant to which the Catering Company supplies in-flight meal and catering services to the flights of the Company originating or stopping at the domestic airports, mainly in Northern China and Xinjiang regions where the Catering Company provides catering services for a period of three years. The consideration for the catering agreement is based on the price of each type of in-flight meals and the service price for each type of aircraft, and is capped at RMB220 million per year. It became effective upon approval by the shareholders of the Company on 31 December, 2004.

     (f) A financial agreement (the "Financial Agreement") dated 12 November, 2004, between the Company and Southern Airlines Group Finance Company Limited ("SA Finance"), a connected person of the Company which is 42% owned by CSAHC, 32% owned by the Company and 26% owned in aggregate by five subsidiaries of the Company. The Financial Agreement commenced from 12 November, 2004 for a period of three years, and is renewable, subject to compliance with the requirements of the relevant Listing Rules by the Company, by an application in writing by the Company not less than 30 days before the end of the fixed term. Under the Financial Agreement, SA Finance provides deposit of money service and, subject to the execution of further agreements with the Company, other financial services like loan facilities, credit facilities, financial guarantees and credit references to the Company. The Company is not subject to any extra charges for depositing money with SA Finance. For the other financial services provided by SA Finance under the financial agreement, the Company is liable to pay SA Finance the standard charging rates set by the People's Bank of China. The PRC commercial banks also charge similar charging rates set by the People's Bank of China. The Company will make payment for such interest, fees and commissions in accordance with the payment terms of the separate agreements for the provision of loans or other financial services as might be entered into between the Company and SA Finance. It became effective upon approval by the shareholders of the Company on 31 December, 2004.

     (g)  The Airbus Aircraft Acquisition Agreement.

     (h)  The Boeing Aircraft Acquisition Agreement.

5.    MATERIAL LITIGATION

      The Company is currently involved in a civil litigation (Hong Kong High Court Action No. 515 of 2001) ("Litigation"). According to the writ of summons for the Litigation, New Link Consultants Limited, the plaintiff, claimed against the Group (as one of the defendants to the Litigation) on the basis of certain evidence proving that United Aero-Supplies System of China, Limited ("UASSC") entered into an agreement with the defendants for exclusive purchase of aviation equipment consigned to UASSC for sale. As the defendants failed to perform the agreement, UASSC should have the right to compensation. Since UASSC is in the course of its winding up proceedings, all the rights and benefits of UASSC in connection with the claim have been transferred to the plaintiff. The Company, as one of the defendants to the

--------------------------------------------------------------------------------
APPENDIX II                                                  GENERAL INFORMATION
--------------------------------------------------------------------------------

Litigation, is being claimed for unspecified damages for breach of the agreement. The Company has filed an objection in respect of the jurisdiction of the court, and has requested the court to transfer the case to the PRC for trial. On 3 May, 2004, the court made an award in favour of the Company for the transfer to the PRC, against which the plaintiff has filed an appeal.

6.   DIRECTORS' AND SUPERVISORS' INTERESTS

     (a) None of the Directors or Supervisors of the Company has any direct or indirect interest in any assets which have been, since 31 December, 2004, the date to which the latest published audited financial statements of the Group were made up, acquired or disposed of by or leased to, or which are proposed to be acquired or disposed of by, or leased to, to any member of the Group.

     (b) None of the Directors or Supervisors of the Company is materially interested in any contract or arrangement subsisting at the date of this circular and which is significant in relation to the business of the Group.

7.   SERVICE CONTRACTS

     None of the Directors has any existing or proposed service contract with any member of the Group which is not determinable by the Group within one year without payment of compensation (other than statutory compensation).

8.   REMUNERATION POLICIES

     The remuneration committee of the Company is chaired by independent non-executive Director Sui Guang Jun with independent non-executive Director Wei Ming Hai and executive Director Wang Quan Hua as members. The responsibilities of the remuneration committee are to approve the remuneration packages of Directors and senior management of the Group, and the Company's preliminary proposals on annual emoluments of the Directors and senior management of the Group. The Company is required to comply with the remuneration regulations imposed by the central government of the PRC which govern the remuneration payable to the Directors, senior management and other significant employees of the Company. As of the Latest Practicable Date, the Company had approximately 30,000 employees.

9.   PROCEDURES FOR DEMANDING A POLL BY SHAREHOLDERS

     Pursuant to Article 77 of the Articles of Association of the Company, at any general meeting of shareholders of the Company, a resolution shall be decided on a show of hands unless a poll is (before or after any vote by show of hands) demanded:

     i.   by the chairman of the meeting;


     ii. by at least two shareholders entitled to vote present in person or by proxy; or

--------------------------------------------------------------------------------
APPENDIX II                                                  GENERAL INFORMATION
--------------------------------------------------------------------------------


     iii. by one or more shareholders present in person or by proxy and representing 10 percent or more of all shares carrying the right to vote at the meeting.

      The demand for a poll may be withdrawn by the person who makes such demand.

10.  MISCELLANEOUS

     (a) The secretary of the Company is Su Liang. He was a graduate of the Cranfield College of Aeronautics, University of Cranfield, United Kingdom, specializing in Air Transport Management Engineering. Mr. Su is a holder of master degree. During the period from 1998 to 1999, Mr. Su held the position as Deputy Manager of the Flight Operations Department, China Southern Airlines Shenzhen Co. and from 1999 to 2000, he was the Manager of the Planning and Administration Department of China Southern Airlines Shenzhen Co.. Mr. Su was in charge of the international cargo project of the Company, responsible for the planning and development of the Company's North American cargo business. Mr. Su has been the secretary of the Company since 2000.

     (b) The Company has not currently appointed an individual who will satisfy all the requirements of a qualified accountant for the purposes of Rule 3.24 of the Listing Rules. The Company will continue its efforts to identify and recruit a suitable and qualified candidate to assume the office of qualified accountant.

     (c) The registered address of the Company is at Guangzhou Economic & Technology Development Zone, Guangdong Province, PRC and the principal place of business of the Company in Hong Kong is at Unit B1, 9th Floor, United Centre, 95 Queensway, Hong Kong.

     (d) The Hong Kong branch share registrar and transfer office of the Company is Hong Kong Registrars Limited, 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

11.  DOCUMENTS AVAILABLE FOR INSPECTION

     Copies of the following documents are available for inspection during normal business hours at the principal place of business of the Company in Hong Kong at Unit B1, 9th Floor, United Centre, 95 Queensway, Hong Kong up to and including 15 June, 2005:

     (a)  the articles of association of the Company;

     (b)  the VSA Sale and Purchase Agreement;

     (c)  the Lease Agreement 1;

     (d)  the Lease Agreement 2;

     (e)  the Lease Agreement 3;

     (f)  the Catering Agreement;

--------------------------------------------------------------------------------
APPENDIX II                                                  GENERAL INFORMATION
--------------------------------------------------------------------------------

     (g)  the Financial Agreement;

     (h)  the Airbus Aircraft Acquisition Agreement;

     (i)  the Boeing Aircraft Acquisition Agreement; and

     (j) the audited financial statements of the Group for the years ended 31 December, 2002, 31 December, 2003 and 31 December, 2004.

--------------------------------------------------------------------------------
             SUPPLEMENTAL NOTICE OF THE 2004 ANNUAL GENERAL MEETING
--------------------------------------------------------------------------------

[COMPANY LOGO]          [CHINESE CHARACTERS]
                     CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

                               (STOCK CODE: 1055)

             SUPPLEMENTAL NOTICE OF THE 2004 ANNUAL GENERAL MEETING

      SUPPLEMENTAL NOTICE IS HEREBY GIVEN that the annual general meeting (the "AGM") of China Southern Airlines Company Limited (the "Company") for the year ended 31 December, 2004, which will be held as originally scheduled at 9:00 a.m., on 15 June, 2005 at the headquarters of China Southern Airlines Company Limited, No. 278 Ji Chang Road, Guangzhou, Guangdong Province, the People's Republic of China, will consider and approve the following resolutions in addition to the resolutions set out in the previous notice dated 28 April, 2005 of the AGM:

     I.   TO EXAMINE AND APPROVE THE FOLLOWING RESOLUTIONS AS ORDINARY
          RESOLUTIONS:

          9. "THAT the entering into of the aircraft acquisition agreement dated 21 April, 2005 (the "Airbus Aircraft Acquisition Agreement"), a copy of which has been produced to this meeting marked "A" and initialed by the Chairman of this meeting for the purpose of identification, between Airbus SNC as the vendor, Southern Airlines (Group) Import and Export Trading Company as the import agent and the Company as purchaser and the transactions contemplated thereunder, upon the terms and subject to the conditions therein contained, be and are hereby unconditionally approved."

          10. "THAT the entering into of the aircraft acquisition agreement dated 29 April, 2005 (the "Boeing Aircraft Acquisition Agreement"), a copy of which has been produced to this meeting marked "B" and initialed by the Chairman of this meeting for the purpose of identification, between Xiamen Airlines Company Limited and the Company as purchasers and The Boeing Company as the vendor, and the transactions contemplated thereunder, upon the terms and subject to the conditions therein contained, be and are hereby unconditionally approved."

     II.  TO CONSIDER AND APPROVE THE FOLLOWING RESOLUTIONS AS SPECIAL
          RESOLUTIONS:

          2. Proposal by Space Dragon Limited, Choicewell Limited and China Asset Management Co., Ltd., being the shareholders of the Company, to amend the Articles of Association of the Company as set out below:

               The original Article 97 of the "Articles of Association" shall be followed by the following new provisions:

               "ARTICLE 98 The opinions of the public shareholders shall be well represented in the election of the directors (including independent directors) and supervisors (excluding supervisors assumed by staff representatives) at the general meetings by prompting the accumulative voting system.

--------------------------------------------------------------------------------
             SUPPLEMENTAL NOTICE OF THE 2004 ANNUAL GENERAL MEETING
--------------------------------------------------------------------------------

               The accumulative voting system referred to herein means that, in the election of directors or supervisors at the general meeting, each share carrying voting right shall carry the same number of voting right as the number of directors or supervisors proposed to be elected, and the voting rights of the shareholders may be freely cast among the proposed directors and supervisors, either be separately cast in favour of a number of nominees or be collectively cast in favour of one nominee. As such, based on the number of votes that the nominated directors and supervisors have got and the number of directors or supervisors proposed to be elected, those who have got more votes shall be elected.

               ARTICLE 99 Differential voting shall be applied upon election of the Directors and Supervisors in accordance with the accumulative voting system. The number of nominees shall be more than the proposed number of Directors and Supervisors.

               ARTICLE 100 The Board of Directors and the Supervisory Committee shall consult the opinion of the top ten shareholders in writing prior to determination of the elected Directors and Supervisors.

               ARTICLE 101 Subsequent to the issue by the Company of the Notice of General Meeting regarding election of the Directors and Supervisors, candidates may be nominated before the date of the General Meeting by the shareholders holding individually or in aggregate more than 1% of the voting shares of the Company, and the proposal may be submitted by the Board of Directors to the General Meeting for approval after verification in accordance with the procedures for amendment of proposals at the General Meeting.

               ARTICLE 102 The independent directors shall be elected separately from other members of the Board of Directors in accordance with the accumulative voting system."

                                                           By Order of the Board
                                                                 SU LIANG
                                                             Company Secretary

Guangzhou, the People's Republic of China
27 May, 2005

As at the date of this announcement, the directors of the Company include Liu Shao Yong, Liu Ming Qi, Peng An Fa, Wang Quan Hua, Zhao Liu An, Zhou Yong Qian, Zhou Yong Jin, Xu Jie Bo, Wu Rong Nan and Si Xian Min as executive directors; and Simon To, Peter Lok, Wei Ming Hai, Wang Zhi and Sui Guang Jun as independent non-executive directors.

--------------------------------------------------------------------------------
             SUPPLEMENTAL NOTICE OF THE 2004 ANNUAL GENERAL MEETING
--------------------------------------------------------------------------------

Notes:

1. A supplemental form of proxy in respect of the above resolutions is enclosed to this notice.

2. Please refer to the notice dated 28 April, 2005 of the AGM of the Company for details in respect of other resolutions to be passed at the AGM, eligibility of attendance, registration procedures, proxy and other relevant matters.

[LOGO]                         [CHINESE CHARACTERS]

                     CHINA SOUTHERN AIRLINES COMPANY LIMITED
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

                               (STOCK CODE: 1055)

--------------------------------------------------------------------------------
                                                                    ATTACHMENT A

                              The number of H Shares to which this
                              proxy form relates(1)  __________________________

              SUPPLEMENTAL FORM OF PROXY FOR ANNUAL GENERAL MEETING

I/We(2),_____________________________, holder of share account number__________, residing at(2)________________________________________________________________ ,
being the registered holder of(3)___________________________ ordinary shares of China Southern Airlines Company Limited (the "Company"), HEREBY APPOINT(4), ___________________________________residing at ________________________________
_______________________________________________, as my/our proxy/proxies to attend on my/our behalf the Annual General Meeting ("AGM") of the Company to be held at the headquarters of the Company at No. 278 Ji Chang Road, Guangzhou, Guangdong Province, the People's Republic of China at 9:00 a.m., on 15 June, 2005 and to act and vote on my/our behalf at the AGM in respect of the resolutions listed below, in accordance with my/our instructions below(5).

-------------------------------------------------------------------------------------------------------------
I.   ORDINARY RESOLUTIONS(5)                                                         FOR        AGAINST
-------------------------------------------------------------------------------------------------------------

1.   To consider and approve the entering into of the aircraft acquisition agreement dated 21 April, 2005 (the "Airbus Aircraft Acquisition
     Agreement") between Airbus SNC as the vendor, Southern Airlines (Group)
     Import and Export Trading Company as the import agent and the Company as purchaser and the transactions contemplated thereunder, upon the terms and subject to the conditions therein contained(6).
-------------------------------------------------------------------------------------------------------------
2.   To consider and approve the entering into of the aircraft acquisition agreement dated 29 April, 2005 between the Company, The Boeing Company and
     Xiamen Airlines Company Limited, and the transactions contemplated thereunder, subject to the conditions therein contained(6).
-------------------------------------------------------------------------------------------------------------
II.  SPECIAL RESOLUTION
-------------------------------------------------------------------------------------------------------------
1.   To approve the resolution on the proposed amendments to the "Articles of
     Association" of the Company as set out in section II, no. 2 of the
     Supplemental Notice of the 2004 Annual General Meeting of the Company.
-------------------------------------------------------------------------------------------------------------

Signature(7):_______________________________________ Date:_________________ 2005

Notes:

1. Please insert the number of shares in the Company registered in your name(s) and to which this proxy form relates. If no such number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

2. Please insert your name(s) and address(es) (as shown in the register of members) in block capital(s).

3. Please insert the number of all the shares in the Company registered in your name(s).

4. If no person is appointed as proxy, the Chairman of the AGM will be deemed to have been appointed by you as your proxy.

5. If you wish to vote for any of the resolutions, please insert a "[X]" in the box marked "FOR" or if you wish to vote against any of the resolutions, please insert a "[X]" in the box marked "AGAINST". If no indication is given, then your proxy/proxies may vote in such manner as he/she/they think(s) fit.

6. For further details, please refer to the circular of the Company in relation to the major transaction and very substantial acquisition dated 27 May, 2005.

7. This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a company or an organization, either under the common seal or under the hand of any director or attorney duly authorized in writing. In any event, the execution shall be made in accordance with the articles of association of such company or organization.

8. To be valid, this proxy form and, if such proxy form is signed by a person under a power of attorney or authority on behalf of the appointer, a notarized copy of that power of attorney or other authority, must be delivered to Hong Kong Registrars Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not less than 48 hours before the time designated for the holding of the AGM.

9. A proxy, on behalf of the shareholder, attending AGM shall bring along the proxy form duly completed and signed as well as the proof of identification of the proxy, in the case of a company or an organization, the proxy shall also bring along a notarized copy of the resolution of the board of directors or other governing body of the appointer or a letter of authorization.

10. This proxy form shall be completed in form of a set of two copies, one of which shall be lodged to Hong Kong Registrars Limited pursuant to Note 8; and the other copy shall be produced upon the AGM by the proxy of the shareholder pursuant to Note 9.

11. Completion and return of the form of proxy will not preclude you from attending and voting in person at the AGM or any adjourned AGM should you so wish.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      CHINA SOUTHERN AIRLINES COMPANY LIMITED


                                      By           /s/   Su Liang
                                      ------------------------------------------
                                      Name:        Su Liang
                                      Title:       Company Secretary


Date:  May 31, 2005